As filed with the Securities and Exchange Commission on June 8, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13E-4F

ISSUER TENDER OFFER STATEMENT

PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ZARLINK SEMICONDUCTOR INC.

(Exact name of Issuer as specified in its charter)

Canada

(Jurisdiction of Issuer’s

incorporation or organization)

Zarlink Semiconductor Inc.

(Name(s) of Person(s) Filing Statement)

6.0% Convertible Unsecured Subordinated Debentures Due September 30, 2012 (Title of Class of Securities)	989139AA8 (CUSIP Number of Class of Securities)

Donald G. McIntyre

Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario
Canada  K2K 3H4
(613) 592-0200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Sonia Struthers McCarthy Tétrault LLP Suite 2500, 1000 De La Gauchetière West Montreal, Quebec Canada H3B 0A2 (514) 397-4100	Denise Tormey Sonnenschein Nath & Rosenthal LLP 1221 Avenue of the Americas New York, New York 10020-1089 (212) 768-6700

June 8, 2009

(Date tender offer first published, sent or given to securityholders)

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee (1)
US $10,952,400	US $611.14
__________

(1)
The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of Cdn$12,000,000 and based on an exchange rate of Cdn$1.00 to US$0.9127, the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on May 29, 2009.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Registration No.
Filing Party:
Form:	Date Filed:

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.                      Home Jurisdiction Documents

Document 1:                        Issuer Bid Circular dated June 8, 2009

Document 2:                        Letter of Transmittal

Document 3:                        Notice of Guaranteed Delivery

Item 2.                      Informational Legends

See Issuer Bid Circular

DOCUMENT #1

This document is important and requires your immediate attention.  If you are in doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer, accountant or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.  The Offer is not being made to, and deposits will not be accepted from or on behalf of Debentureholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of that jurisdiction.

ZARLINK SEMICONDUCTOR INC.

OFFER TO PURCHASE FOR CASH

Between $17,142,857 and $24,000,000 aggregate principal amount of its issued and outstanding 6.0% convertible unsecured subordinated debentures at a purchase price of not less than $500 and not more than $700 per $1,000 principal amount of debentures up to an aggregate purchase price of $12,000,000 plus an amount equal to accrued and unpaid interest

Zarlink Semiconductor Inc. (“Zarlink” or the “Company”) invites holders (collectively, the “Debentureholders”) of its 6.0% convertible unsecured subordinated debentures due September 30, 2012 (the “Debentures”) to deposit Debentures pursuant to this offer, for purchase and cancellation by the Company.  The Company will determine a single price for each $1,000 principal amount of the Debentures (the “Purchase Price”), which will not be less than $500 or more than $700, that is the lowest price that enables it to pay $12,000,000 (the “Aggregate Purchase Price”) for the maximum principal amount of Debentures (or such lesser amount if the Offer (as defined below) is undersubscribed) properly deposited pursuant to the Offer.  A Debentureholder may deposit Debentures pursuant to (i) an auction tender (an “Auction Tender”) in which the Debentureholder specifies a price of not less than $500 for each $1,000 principal amount of Debentures or more than $700 for each $1,000 principal amount of Debentures, or (ii) a purchase price tender (a “Purchase Price Tender”) in which the Debentureholder does not specify a price per $1,000 principal amount of Debentures, but rather agrees to have the Debentures purchased at the Purchase Price that is determined as provided herein.  Debentureholders who tender their Debentures to the Offer, which Debentures are subsequently taken up and paid for by the Company, will receive, in addition to the Purchase Price, a payment in respect of all accrued and unpaid interest outstanding on such Debentures up to, but excluding, the Expiration Date.  The offer and all deposits of Debentures are subject to the terms and conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular (the “Circular”) and the related Letter of Transmittal (which together constitute the “Offer”).

This Offer expires at 5:00 p.m. (Toronto Time) on July 15, 2009 or at such later time and date to which the Offer may be extended by Zarlink (the “Expiration Date”).  This Offer is not conditional upon any minimum aggregate principal amount of Debentures being deposited.  The Offer is, however, subject to other conditions and Zarlink reserves the right, subject to applicable laws, to withdraw the Offer and not take up and pay for any Debentures deposited under the Offer if such conditions are not satisfied.  See Section 5 of the Offer to Purchase — “Certain Conditions of the Offer”.

The Company will determine the Purchase Price on the basis of the respective number of Debentures deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Debentureholders making Auction Tenders.  Debentures deposited by a Debentureholder pursuant to an Auction Tender will not be purchased by the Company pursuant to the Offer if the price specified by the Debentureholder is greater than the Purchase Price determined by the Company.  A Debentureholder who wishes to deposit Debentures, but who does not wish to specify a price at which such Debentures may be purchased by the Company, should make a Purchase Price Tender.  For the purpose of determining the Purchase Price, Debentures deposited pursuant to a Purchase Price Tender will be considered to have been deposited at $500 for each $1,000 principal amount of Debentures.  Debentureholders who deposit Debentures without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.

The Purchase Price will be the lowest price for each $1,000 principal amount of Debentures (not less than $500 or more than $700) that enables the Company to pay the Aggregate Purchase Price for the maximum principal amount of Debentures (or such lesser amount if the Offer is undersubscribed) properly deposited pursuant to the Offer.

Each Debentureholder who has properly deposited Debentures pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender, and who has not withdrawn such Debentures, will receive the Purchase Price and any accrued and unpaid interest for all Debentures purchased, subject to applicable withholding taxes, if any, on the terms and subject to the conditions of the Offer, including the provisions relating to pro-ration described herein.

Neither Zarlink nor its Board of Directors makes any recommendation to any Debentureholder as to whether to deposit or refrain from depositing Debentures.  Debentureholders must make their own decisions as to whether to deposit Debentures under the Offer.  Debentureholders should carefully consider the income tax consequences of depositing Debentures pursuant to the Offer.  See Section 15 of the Circular — “Certain Income Tax Considerations”.

The Company will return all Debentures not purchased under the Offer, including Debentures deposited pursuant to an Auction Tender at prices greater than the Purchase Price, Debentures not purchased as a result of pro ration, and Debentures not accepted for purchase.

As of June 8, 2009, there was $70,885,000 aggregate principal amount of Debentures issued and outstanding, and, accordingly, the Offer is for between $17,142,857 or approximately 24% and $24,000,000 or approximately 34% of the aggregate principal amount of issued and outstanding Debentures, assuming that the Offer is fully subscribed.

The Debentures are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ZL.DB-T”.  On June 8, 2009, Zarlink announced its intention to make the Offer.  The weighted average trading price of the Debentures on the TSX over the 12 completed months ended May 31, 2009, was $490 per $1,000 principal amount with a low of $245 per $1,000 principal amount and a high of $720 per $1,000 principal amount.  On June 5, 2009, the last full trading day prior to the announcement by Zarlink of the approval of its Board of Directors of the Offer, the bid price per $1,000 principal amount of Debentures on the TSX was $675 and the ask price was $650.  On June 4, 2009, the closing price per $1,000 principal amount of Debentures on the TSX was $675.

The Company commenced a normal course issuer bid for the Debentures on October 27, 2008, and by November 17, 2008, had purchased $7,865,000 principal amount of Debentures, the maximum amount of Debentures which could be purchased under the bid. In accordance with applicable Canadian securities laws, Zarlink will suspend purchases of Common Shares of the Company (the “Common Shares”) pursuant to its normal course issuer bid announced on May 26, 2009 until the end of the 20th business day following the Expiration Date. As of the date hereof, Zarlink had not purchased any Common Shares under its current normal course issuer bid. Under the Company’s previous normal course issuer bid for Common Shares which began on May 26, 2008 and expired on May 25, 2009, the Company purchased 4,920,000 Common Shares at an average price of $0.59 per Common Share. See Section 8 of the Circular – “Previous Purchases of Securities”.

Debentureholders wishing to deposit all or any portion of their Debentures pursuant to the Offer must comply in all respects with the delivery procedures described herein.

All dollar amounts set forth herein are expressed in Canadian dollars, except where otherwise indicated.

June 8, 2009

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INFORMATION FOR UNITED STATES DEBENTUREHOLDERS ONLY

This Offer is made by Zarlink, a Canadian issuer, for its own securities, and while the Offer and the Circular are subject to the disclosure requirements of the provinces of Canada, Debentureholders should be aware that these disclosure requirements are different from those of the United States.  The enforcement by Debentureholders of civil liabilities under U.S. securities laws may be adversely affected by the fact that Zarlink is incorporated under the laws of Canada and that certain of its directors and officers are residents of countries other than the United States.  Enforcement of civil liabilities under U.S. securities laws may further be adversely affected by the fact that some or all of the experts named in the Offer may be residents of Canada.

Debentureholders should be aware that the acceptance of the Offer will have certain tax consequences under United States and Canadian law.  See Section 15 of the Circular — “Certain Income Tax Considerations” for certain tax consequences under Canadian and United States law.  Debentureholders should consult their own tax advisers with respect to their particular circumstances and tax considerations applicable to them.

FORWARD-LOOKING STATEMENTS

This Offer and Circular may contain statements that constitute forward-looking statements within the meaning of applicable securities laws.  These forward-looking statements include, but are not limited to, statements regarding: the trading price of the Debentures not fully reflecting the Company’s creditworthiness or the value of the Company’s business and future prospects; the Company continuing to have sufficient financial resources and working capital to conduct its ongoing business and operations and the Offer not being expected to preclude the Company from pursuing its foreseeable business opportunities; the market for the Debentures not being or becoming materially less liquid than the market that exists at the time of the making of the Offer; purchases of Debentures by the Company in the future following the Expiration Date or termination of the Offer; and the prospect of the payment of dividends in the future.  Forward-looking statements may include any statement relating to future events, conditions or circumstances, including estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact.  When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.  Such statements reflect management’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions such as our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results, our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F.  These risks and uncertainties could cause our actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Accordingly, readers should not place undue reliance on forward-looking statements.  Zarlink disclaims and does not assume any obligation to update these forward-looking statements.

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4

SUMMARY

This general summary is solely for the convenience of Debentureholders and is qualified in its entirety by reference to the full text and more specific details in this Offer.

The Offer	The Company is hereby offering to purchase for the Aggregate Purchase Price between $17,142,857 and $24,000,000 principal amount of Debentures pursuant to the terms and conditions contained herein.
Expiration Date	This Offer will expire at 5:00 p.m. (Toronto time) on July 15, 2009, or at such later time and date to which the Offer may be extended by Zarlink.
How to Deposit Debentures
A Debentureholder wishing to deposit Debentures pursuant to the Offer may do so either pursuant to an Auction Tender or a Purchase Price Tender.  A Debentureholder may deposit some Debentures pursuant to an Auction Tender and others pursuant to a Purchase Price Tender.

Auction Tender: Each Debentureholder making an Auction Tender must specify the minimum price per $1,000 principal amount of Debentures (not less than $500 or more than $700) at which such Debentureholder is willing to have such Debentures purchased by the Company.  Debentures deposited pursuant to an Auction Tender will not be purchased by the Company pursuant to the Offer if the price specified by the Debentureholder is greater than the Purchase Price determined by the Company.

Purchase Price Tender: A Debentureholder who wishes to deposit Debentures but who does not wish to specify a price at which such Debentures may be purchased by the Company should make a Purchase Price Tender.  For the purpose of determining the Purchase Price, all Debentures deposited pursuant to Purchase Price Tenders will be considered to have been deposited at $500 for each $1,000 principal amount of Debentures.

A Debentureholder depositing Debentures pursuant to an Auction Tender at $500 for each $1,000 principal amount of Debentures (the lowest price in the range for Debentures) and a Debentureholder depositing Debentures pursuant to a Purchase Price Tender will both have such Debentures purchased at the Purchase Price if any Debentures are purchased under the Offer (subject to the pro-ration provisions).

Payment Date
The Company will take up and pay for Debentures as soon as reasonably practicable after the Expiration Date and in any event within 10 days after the Expiration Date.  Zarlink will be deemed to have taken up and accepted for payment up to $24,000,000 principal amount of Debentures properly deposited pursuant to the Offer and not withdrawn, upon giving written notice to the Depositary to that effect.  Receipt by the Depositary from Zarlink of payment for such Debentures will be deemed to constitute receipt of payment by persons depositing Debentures.

Currency of Payment	The Purchase Price will be denominated in Canadian dollars and payments of amounts owing to depositing Debentureholders will be made in Canadian dollars.

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Purchase Price
The Company will determine a single Purchase Price per $1,000 principal amount of Debentures which will be not less than $500 or more than $700.  The determination of the Purchase Price will be made taking into account the number of Debentures deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Debentureholders making Auction Tenders, and the price at which Debentures deposited pursuant to Purchase Price Tenders are considered to be deposited.  For the purpose of determining the Purchase Price, Debentures deposited pursuant to Purchase Price Tenders will be considered to have been deposited at $500 per $1,000 principal amount of Debentures.  The Purchase Price will be the lowest price (not less than $500 per $1,000 principal amount of Debentures) that will enable the Company to pay the Aggregate Purchase Price for the maximum principal amount of Debentures properly deposited pursuant to the Offer, or such lesser amount if the Offer is undersubscribed.  All Debentures purchased by the Company, including Debentures deposited at or below the Purchase Price pursuant to Auction Tenders and Debentures deposited pursuant to Purchase Price Tenders, will be purchased at the Purchase Price.

The Company will return all Debentures not purchased under the Offer, including Debentures deposited pursuant to an Auction Tender at prices greater than the Purchase Price, Debentures not purchased as a result of pro ration, and Debentures not accepted for purchase.

Accrued and Unpaid Interest
The Debentures bear interest at a rate of 6.0% per annum compounded semi-annually, payable in equal semi-annual instalments on June 30 and December 31 of each year.  Debentureholders who tender their Debentures pursuant to the Offer, which Debentures are subsequently taken up and paid for by the Company, will receive a payment in respect of all accrued and unpaid interest on the Debentures up to, but excluding, the Expiration Date.

Number of Debentures to be Purchased
The Company will purchase between $17,142,857 and $24,000,000 aggregate principal amount of its Debentures, depending on the Purchase Price, or, if the Offer is not fully subscribed, such fewer number of Debentures as are properly tendered pursuant to Auction Tenders at or below the Purchase Price or pursuant to Purchase Price Tenders and not withdrawn prior to the Expiration Date.

Pro-ration
If more than $24,000,000 principal amount of Debentures is properly deposited by the Expiration Date pursuant to Auction Tenders at or below the Purchase Price or pursuant to Purchase Price Tenders, then the deposited Debentures will be purchased on a pro rata basis according to the number of Debentures deposited (or deemed to be deposited) at or below the Purchase Price by the depositing Debentureholders (with adjustments to avoid the purchase of less than $1,000 principal amount of Debentures).

Delivery Procedures
Each Debentureholder who holds Debentures in registered form and wishes to deposit Debentures pursuant to the Offer must complete a Letter of Transmittal.  A Debentureholder who is able to deliver the certificate(s) for the Debentures being deposited pursuant to the Offer must enclose the certificate(s) for all deposited Debentures with the Letter of Transmittal.

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A Debentureholder who is not able to deliver the certificate(s) for the Debentures being deposited pursuant to the Offer must follow the guaranteed delivery procedure described in the Section 3 of the Offer to Purchase — “Procedure for Depositing Debentures”.  Each Debentureholder who does not hold Debentures in registered form and wishes to deposit Debentures pursuant to the Offer must do so in accordance with the procedures for a book-entry transfer established by CDS Clearing and Depository Services Inc. (“CDS”). Debentureholders wishing to deposit Debentures by way of book-entry transfer should contact the CDS participants through which their Debentures are held sufficiently in advance of the Expiration Date in order to take the necessary steps to deposit such Debentures pursuant to the Offer.

A Debentureholder who wishes to deposit Debentures under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Debentures under the Offer

Converting Debentures
The Debentures are convertible at any time at the option of the holder into Common Shares at conversion price of $2.45 per Common Share, which is approximately 408.2 Common Shares for each $1,000 principal amount of Debentures.  Once Debentures are deposited under the Offer, Debentureholders may convert such Debentures only after they have been properly withdrawn.  See Section 4 of the Offer to Purchase — “Withdrawal Rights”.

Brokerage Commissions
Debentureholders depositing Debentures will not be obligated to pay brokerage fees or commissions to the Company or Computershare Investor Services Inc. (the “Depositary”).  However, Debentureholders are cautioned to consult with their own brokers or other intermediaries to determine whether any fees or commissions are payable to their own brokers or other intermediaries in connection with a deposit of Debentures pursuant to the Offer.

Conditions of the Offer
The obligation of the Company to take up and pay for any Debentures deposited under the Offer is subject to the conditions described in Section 5 of the Offer to Purchase — “Certain Conditions of the Offer”.

Withdrawal Rights
Deposited Debentures may be withdrawn (i) at any time before the Debentures have been taken up by the Company, (ii) at any time prior to the expiration of 10 days from the date of a notice of change or variation of the Offer, or (iii) within three business days of being taken up, if the Debentures have been taken up but not paid for by the Company.  See Section 4 of the Offer to Purchase — “Withdrawal Rights”.

Position of the Company and its Directors	Neither the Company nor its Board of Directors makes any recommendation to any Debentureholder as to whether to deposit or refrain from depositing Debentures under the Offer.
Tax Consequences
Debentureholders should carefully consider the income tax consequences of depositing Debentures pursuant to the Offer.  See Section 15 of the Circular — “Certain Income Tax Considerations”.  Debentureholders should consult their own tax advisers.

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Trading Information
On June 5, 2009, the last full trading day prior to the announcement by Zarlink of the approval of its Board of Directors of the Offer, the bid price of the Debentures on the TSX was $675 per $1,000 principal amount of Debentures and the ask price was $650.  On June 4, 2009, the closing price per $1,000 principal amount of Debentures on the TSX was $675.  The weighted average trading price of the Debentures on the TSX over the 12 completed months ended May 31, 2009 was $490 per $1,000 principal amount with a low of $245 per $1,000 principal amount and a high of $720 per $1,000 principal amount.  See Section 6 of the Circular — “Price Range of Debentures”.

Further Information
For further information regarding the Offer, Debentureholders may contact the Depositary, or consult their own brokers.  The address and telephone and facsimile numbers of the Depositary are set forth on the back cover of this Offer.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER DEBENTUREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING DEBENTURES PURSUANT TO THE OFFER.  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER.  IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

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OFFER TO PURCHASE

To the Holders of Debentures of Zarlink Semiconductor Inc.

1.	The Offer

Zarlink Semiconductor Inc. (“Zarlink” or the “Company”) hereby invites holders (collectively, the “Debentureholders”) of its 6.0% convertible unsecured subordinated debentures due September 30, 2012 (the “Debentures”) to deposit Debentures, for purchase and cancellation by the Company.  The Debentures may be deposited pursuant to (i) auction tenders (“Auction Tenders”) at prices of not less than $500 for each $1,000 principal amount of Debentures or more than $700 for each $1,000 principal amount of Debentures, as specified by such Debentureholders, or (ii) purchase price tenders (“Purchase Price Tenders”), in either case on the terms and subject to the conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular (the “Circular”) and the related Letter of Transmittal (which together constitute the “Offer”).

Zarlink will determine a single price (not less than $500 or more than $700) (the “Purchase Price”) that it will pay for each $1,000 principal amount of Debentures properly deposited pursuant to the Offer and taken up by the Company, taking into account the number of Debentures deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Debentureholders making Auction Tenders, and the price at which Debentures deposited pursuant to Purchase Price Tenders are considered to be deposited.  A Debentureholder who wishes to deposit Debentures, but does not wish to specify a price at which such Debentures may be purchased by the Company, should make a Purchase Price Tender.  For the purpose of determining the Purchase Price, Debentures deposited pursuant to Purchase Price Tenders will be considered to have been deposited at $500 for each $1,000 principal amount of Debentures.  The Purchase Price will be the lowest price per $1,000 principal amount of Debentures (not less than $500 or more than $700) that will allow Zarlink to pay the Aggregate Purchase Price for the maximum principal amount of Debentures (or such lesser amount if the Offer is undersubscribed) properly deposited pursuant to the Offer.  Debentureholders who deposit Debentures without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.  Debentureholders who tender their Debentures to the Offer, which Debentures are subsequently taken up and paid for by the Company, will receive, in addition to the Purchase Price, a payment in respect of all accrued and unpaid interest outstanding on such Debentures up to, but excluding, the Expiration Date.

The Purchase Price will be denominated in Canadian dollars and payments of amounts owing to a depositing Debentureholder will be made in Canadian dollars.  All dollar amounts set forth herein are expressed in Canadian dollars, except where otherwise indicated.

The Offer will expire at 5:00 p.m. (Toronto Time) on July 15, 2009 or at such later time and date to which the Offer may be extended by Zarlink (the “Expiration Date”).

THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF EXISTING DEBENTURES BEING DEPOSITED.  THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS.  SEE SECTION 5 OF THIS OFFER TO PURCHASE.

2.	Manner and Time of Acceptance

All Debentureholders who have, prior to the Expiration Date, properly deposited and not withdrawn their Debentures pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive in cash the Purchase Price and any accrued and unpaid interest for all Debentures purchased (subject to applicable withholding taxes, if any), on the terms and subject to the conditions of the Offer, including the provisions relating to pro-ration described herein.

If the number of Debentures properly deposited by the Expiration Date (and not withdrawn) pursuant to Auction Tenders at or below the Purchase Price and pursuant to Purchase Price Tenders is in the aggregate less than or equal to $24,000,000 principal amount of Debentures, the Company, on the terms and subject to the conditions of the Offer, will purchase all deposited Debentures at the Purchase Price.

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If the number of Debentures properly deposited by the Expiration Date (and not withdrawn) pursuant to Auction Tenders at or below the Purchase Price and pursuant to Purchase Price Tenders exceeds in the aggregate $24,000,000 principal amount, the Company will accept Debentures for purchase at the Purchase Price on a pro rata basis according to the number of Debentures deposited (or deemed to be deposited) at or below the Purchase Price by the depositing Debentureholders from Debentureholders making Auction Tenders who properly deposit their Debentures at or below the Purchase Price and from Debentureholders making Purchase Price Tenders (with adjustments to avoid the purchase of less than $1,000 principal amount of Debentures).  Zarlink will return all Debentures not purchased under the Offer, including Debentures deposited pursuant to Auction Tenders at prices greater than the Purchase Price and Debentures not purchased because of pro-ration.

Prior to the Expiration Date, all factual information regarding the number of Debentures tendered and the prices at which such Debentures are tendered will be kept confidential, and Computershare Investor Services Inc. (the “Depositary”) will be directed by the Company to maintain such confidentiality.

3.	Procedure for Depositing Debentures

Proper Deposit of Debentures.  To deposit Debentures pursuant to the Offer, (i) the certificates for all deposited Debentures in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Debentures with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of the addresses listed in the Letter of Transmittal by the Expiration Date, (ii) the guaranteed delivery procedure described below must be followed, or (iii) where the Debentureholder does not hold Debentures in registered form, such Debentures must be transferred pursuant to the procedures for book-entry transfer described below.

A Debentureholder who wishes to deposit Debentures under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Debentures under the Offer.  Participants of CDS should contact such depositary with respect to the deposit of their Debentures under the terms of the Offer.

Signature Guarantees (Registered Holders).  No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Debentures exactly as the name of the registered holder appears on the Debenture certificate deposited therewith, and payment is to be made directly to such registered holder, or (ii) Debentures are deposited for the account of a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada (formerly the Investment Dealers Association of Canada), members of the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers) or banks and trust companies in the United States.  In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.  See Instruction 1 in the Letter of Transmittal.  If a certificate representing Debentures is registered in the name of a person other than the signatory to a Letter of Transmittal, or if payment is to be made, or certificates representing Debentures not purchased or deposited are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or stock power signature guaranteed by an Eligible Institution.  An ownership declaration, which can be obtained from the Depositary, must also be completed and delivered to the Depositary.

Method of Delivery.  The method of delivery of Debenture certificates and all other required documents is at the option and risk of the depositing Debentureholder.  If Debenture certificates are to be sent by mail, registered mail, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date.  Delivery of a Debenture certificate will only be made upon actual receipt of such Debenture certificate by the Depositary.

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Guaranteed Delivery.  If a Debentureholder wishes to deposit Debentures pursuant to the Offer and cannot deliver certificates for such Debentures or time will not permit all required documents to reach the Depositary by the Expiration Date, such Debentures may nevertheless be deposited if all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)
a properly completed and duly executed Notice of Guaranteed Delivery (or facsimile of it) substantially in the form provided by the Company through the Depositary is received by the Depositary, at one of its offices listed in the Notice of Guaranteed Delivery, by the Expiration Date; and

(c)
the Debenture certificates in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Debentures, with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by one of the offices of the Depositary, before 5:00 p.m. (Eastern time) on the third business day after the date the Depositary receives such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by facsimile to the principal Toronto, Ontario office of the Depositary, as listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently deposited.

Book-Entry Transfer Procedures.  The Depositary will establish an account with respect to the Debentures at CDS for purposes of the Offer.  Any financial institution that is a participant in CDS may make book-entry delivery of the Debentures by causing CDS to transfer such Debentures into the Depositary’s account in accordance with CDS procedures for such transfer.  Delivery of Debentures to the Depositary by means of a book-based transfer will constitute a valid tender under the Offer.

Debentureholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDS’s book-based system for electronic deposits, known as CDSX, is received by the Depositary at its principal office in Toronto, Ontario prior to the Expiration Date.  Debentureholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-based transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.  Delivery of documents to CDS does not constitute delivery to the Depositary.  Debentureholders wishing to deposit Debentures by way of book-entry transfer should contact the CDS participants through which their Debentures are held sufficiently in advance of the Expiration Date in order to take the necessary steps to deposit such Debentures pursuant to the Offer.

Each Debentureholder who deposits Debentures by way of book-entry transfer expressly acknowledges and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such terms against the Debentureholder.  A copy of the Letter of Transmittal may be obtained at the website of the Canadian securities regulatory authorities located at www.sedar.com or without charge from the Depositary at the address indicated on the back cover of the Circular.

The term “Book-Entry Confirmation” means a confirmation of a book-entry transfer of a Debentureholder’s Debentures into the Depositary’s account at the Canadian Depositary for Securities (“CDS”).

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Determination of Validity, Rejection and Notice of Defect.  All questions as to the number of Debentures to be taken up, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Debentures will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties.  Zarlink reserves the absolute right to reject any or all deposits of Debentures determined by it in its sole discretion not to be in proper form or completed in accordance with the instructions herein and in the Letter of Transmittal or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful.  Zarlink also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Debentures.  No individual deposit of Debentures will be deemed to be properly made until all defects and irregularities have been cured or waived.  Neither the Company nor the Depositary nor any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice.  None of the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice.  The Company’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

Under no circumstances will interest accrue or be paid by the Company by reason of any delay in making payment to any person using the guaranteed delivery procedures, and the payment (including the payment of accrued interest on deposited Debentures up to but excluding the date upon which payment for deposited Debentures pursuant to the Offer is to be made by the Company) for Debentures deposited pursuant to the guaranteed delivery procedures will be the same as that for Debentures delivered to the Depositary on or prior to the Expiration Date, even if the Debentures to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Debentures is not made, until after the date the payment for the deposited Debentures accepted for payment pursuant to the Offer is to be made by the Company.

Formation of Agreement.  The proper deposit of Debentures pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Debentureholder and the Company, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, deposits of Debentures pursuant to the Offer will be irrevocable.  Debentures deposited pursuant to the Offer may be withdrawn by the Debentureholder (i) at any time before the Debentures have been taken up by the Company, (ii) at any time prior to the expiration of 10 days from the date of a notice of change or variation of the Offer and (iii) if the Debentures have not been paid for by the Company within three business days of having been taken up.

For a withdrawal to be effective, a notice of withdrawal in writing must be actually received by the dates specified above by the Depositary at the place of deposit of the relevant Debentures.  Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal in respect of the Debentures being withdrawn (or, in the case of Debentures tendered by a CDS participant through CDSX, be signed by such participant in the same manner as the participant’s name is listed in the applicable Book-Entry Confirmation) and must specify the name of the person who deposited the Debentures to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Debentures, and the number of Debentures to be withdrawn.  If the certificates for the Debentures deposited pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Debentureholder must submit the serial numbers shown on the particular certificates evidencing the Debentures to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase entitled “Procedure for Depositing Debentures”), except in the case of Debentures deposited by an Eligible Institution.  A withdrawal of Debentures deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure.  The withdrawal shall take effect only upon actual receipt by the Depositary of a properly completed and executed notice of withdrawal in writing.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding.  Neither the Company nor the Depositary nor any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.

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Any Debentures properly withdrawn will thereafter be deemed not deposited for purposes of the Offer.  However, withdrawn Debentures may be redeposited prior to the Expiration Date by again following the procedures described in Section 3 of the Offer to Purchase entitled “Procedure for Depositing Debentures”.

If the Company extends the period of time during which the Offer is open, is delayed in its purchase of Debentures or is unable to purchase Debentures pursuant to the Offer for any reason, then, without prejudice to the Company’s rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all deposited Debentures, and such Debentures may not be withdrawn except to the extent that depositing Debentureholders are entitled to withdrawal rights as described in this Section 4.

5.	Certain Conditions of the Offer

Notwithstanding any other provision of the Offer, the Company shall not be required to accept for purchase, to purchase or to pay for any Debentures deposited, and may terminate or cancel the Offer or may postpone the payment for Debentures deposited, if, at any time before the payment for any such Debentures, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company’s sole judgment in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

(a)
there shall have been threatened, taken or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction:

(i)
challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Debentures by the Company or otherwise directly or indirectly relating in any manner to or affecting the Offer; or

(ii)
seeking material damages or that otherwise, in the sole judgment of the Company, has or may have a material adverse effect on the Debentures or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Company or has impaired or may materially impair the contemplated benefits of the Offer to the Company;

(b)
there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of the Company, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits of the Offer to the Company;

(c)	there shall have occurred:

(i)	any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States;

(ii)
the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada, the United States, or any other region where the Company maintains significant business activities, whether or not mandatory;

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(iii)
a natural disaster or the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada or the United States or any other region where the Company maintains significant business activities;

(iv)
any limitation by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Company, might affect the extension of credit by banks or other lending institutions;

(v)	any significant decrease in the market price of the Debentures since the close of business on June 5, 2009;

(vi)
any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on the Company’s business, operations or prospects or the trading in, or value of, the Debentures; or

(vii)	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(d)
there shall have occurred any change or changes (or any development involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of the Company that, in the sole judgment of the Company, is or may be a material adverse change with respect to the Company;

(e)
any take-over bid or tender or exchange offer with respect to some or all of the securities of the Company, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving the Company, other than the Offer, shall have been proposed, announced or made by any individual or entity;

(f)	the Company shall have determined, in its sole judgment, that the Purchase Price exceeds the fair market value of the Debentures at the Expiration Date, determined without reference to the Offer;

(g)
the Company shall have determined, in its sole judgment, that the Offer or the take-up and payment for any or all of the Debentures by the Company is illegal or not in compliance with applicable law, or that necessary exemptions or approvals under applicable securities legislation are not available to the Company for the Offer and, if required under any such legislation, the Company shall not have received the necessary exemptions from or waivers of the appropriate courts or applicable securities regulatory authorities in respect of the Offer;

(h)
any change shall have occurred or been proposed to the Income Tax Act (Canada), as amended, or to the publicly available administrative policies or assessing practices of the Canada Revenue Agency that, in the sole judgment of the Company, is detrimental to Zarlink or a Debentureholder or with respect to making the offer or taking up and paying for the Debentures pursuant to the Offer;

(i)
any change shall have occurred or been proposed to the United States Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, and publicly available administrative policies of the U.S. Internal Revenue Service, that, in the sole judgment of the Company, is detrimental to Zarlink or a Debentureholder or with respect to making the offer or taking up and paying for the Debentures pursuant to the Offer.

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The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances (including any action or inaction by the Company) giving rise to any such conditions, or may be waived by the Company, in its sole discretion, in whole or in part at any time.  The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.  Any determination by the Company concerning the events described in this Section 5 shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer by the Company shall be deemed to be effective on the date on which notice of such waiver or withdrawal by the Company is delivered or otherwise communicated to the Depositary.  The Company, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall immediately make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX and the applicable Canadian securities regulatory authorities.  If the Offer is withdrawn, the Company shall not be obligated to take up, accept for purchase or pay for any Debentures deposited under the Offer, and the Depositary will return all certificates for deposited Debentures, Letters of Transmittal and Notices of Guaranteed Delivery and any related documents to the parties by whom they were deposited.

6.	Extension and Variation of the Offer

Subject to applicable law, the Company expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified in Section 5 of this Offer to Purchase entitled “Certain Conditions of the Offer” shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all Debentureholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth in Section 10 of this Offer to Purchase entitled “Notice”.  Promptly after giving notice of an extension or variation to the Depositary, the Company will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX and the applicable Canadian securities regulatory authorities.  Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied (other than a variation consisting solely of the waiver of a condition of the Offer or any extension of the bid resulting from the waiver) or the Company makes a material change in the information concerning the Offer, the period during which Debentures may be deposited pursuant to the Offer shall not expire before 10 days after the notice of variation has been given to Debentureholders unless otherwise permitted by applicable law.  During any such extension or in the event of any variation, all Debentures previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Company in accordance with the terms of the Offer, subject to Section 7 of this Offer to Purchase entitled “Taking Up and Payment for Deposited Debentures”.  An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by the Company of its rights in Section 5 of this Offer to Purchase entitled “Certain Conditions of the Offer”.

Notwithstanding the foregoing, the Offer may not be extended by the Company if all the terms and conditions of the Offer have been complied with (except those waived by the Company), unless the Company first takes up and pays for all Debentures properly deposited under the Offer and not withdrawn.

The Company also expressly reserves the right, in its sole discretion (i) to terminate the Offer and not take up and pay for any Debentures not theretofore taken up and paid for upon the occurrence of any of the conditions specified in Section 5 of this Offer to Purchase entitled “Certain Conditions of the Offer”, and/or (ii) at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the number of Debentures the Company may purchase.

Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement.  Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service, Marketwise.

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If the Offer is under-subscribed at the Expiration Date and all the terms and conditions of the Offer have been complied with, except those waived by the Company, and the Company decides in its sole discretion to extend the Offer, there would be no pro-rationing among the tenders taken up at such time.  If the Offer becomes over subscribed by the expiry of any such extension, the Company will only pro-rate among tenders received during the extension and after the original Expiration Date and not across tenders received prior to the extension which have already been taken up.  However, in no case shall the Purchase Price be reduced as a result of tenders received during any extension as described in this paragraph.

7.	Taking Up and Payment for Deposited Debentures

Upon the terms and provisions of the Offer (including pro-ration) and subject to and in accordance with applicable securities laws, the Company will take up and pay for Debentures properly deposited under the Offer in accordance with the terms thereof as soon as practicable after the Expiration Date, but in any event not later than 10 days after the Expiration Date, provided that the conditions of the Offer (as the same may be amended) have been satisfied or waived.  Any Debentures deposited under the Offer after the first date on which the Company first takes up Debentures under the Offer will be taken up and paid for not later than 10 days after such deposit.

For the purposes of the Offer, the Company will be deemed to have taken up and accepted for payment up to $24,000,000 principal amount of Debentures that are properly deposited under the Offer and not withdrawn if, as and when the Company gives written notice or other communication confirmed in writing to the Depositary to that effect.  The Company will not take up and pay for any Debentures deposited under the Offer unless the Company simultaneously takes up and pays for all Debentures then validly deposited under the Offer at or below the Purchase Price, subject to pro-ration as described herein.

The Company reserves the right, in its sole discretion, to delay taking up or paying for any Debentures or to terminate the Offer and not take up or pay for any Debentures if any condition specified in Section 5 of this Offer to Purchase entitled “Certain Conditions of the Offer” is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary.  The Company also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Debentures in order to comply, in whole or in part, with any applicable law.

In the event of pro-ration of Debentures deposited pursuant to the Offer, the Company will determine the pro-ration factor and pay for those deposited Debentures accepted for payment as soon as practicable after the Expiration Date.  However, the Company does not expect to be able to announce the final results of any such pro-ration until approximately three business days after the Expiration Date.

The amount owing to the depositing Debentureholder, being the Purchase Price payable by the Company and any accrued and unpaid interest on the Debentures taken up by the Company, will be denominated in Canadian dollars.  Payment for Debentures accepted for purchase pursuant to the Offer will be made by depositing the aggregate Purchase Price and the amount of any accrued and unpaid interest on such Debentures up to, but excluding, the Expiration Date with the Depositary (by bank transfer or other means satisfactory to the Depositary), which will act as agent for the depositing Debentureholders for the purpose of receiving payment from the Company, and transmitting such payment to the depositing Debentureholders or, for Debentureholders who hold their Debentures in the book-entry system, to CDS on behalf of those Debentureholders.  Under no circumstances will interest accrue or be paid by the Company or the Depositary to persons depositing Debentures by reason of any delay in paying for any Debentures or otherwise.

Certificates for all Debentures not purchased, including Debentures not purchased due to pro-ration and Debentures not accepted for purchase, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Debentureholder.

With respect to Debentures held in the book-entry system and tendered by book-based transfer, if such Debentures are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, unpurchased Debentures will be returned to the depositing Debentureholder as soon as is practicable following the termination of the Offer by crediting the securities ledger position of the ledger account maintained by the applicable CDS participant in the amount of the Debentures.

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Depositing Debentureholders will not be obligated to pay brokerage fees or commissions to the Company or the Depositary.  However, Debentureholders are cautioned to consult with their own brokers or other intermediaries to determine whether any fees or commissions are payable to their brokers or other intermediaries in connection with a deposit of Debentures pursuant to the Offer.  Zarlink will pay all fees and expenses of the Depositary in connection with the Offer.

The Depositary will act as agent of persons who have properly deposited Debentures in acceptance of the Offer and have not withdrawn them, for the purposes of receiving payment from the Company and transmitting payment to such persons.  Receipt by the Depositary from Zarlink of payment for such Debentures will be deemed to constitute receipt of payment by persons depositing Debentures.

The settlement with each Debentureholder who has deposited Debentures under the Offer will be effected by the Depositary by forwarding a cheque, payable in Canadian funds, representing the cash payment for the Debentures taken up under the Offer as well as any accrued and unpaid interest on such Debentures.  The cheque will be issued in the name of the person signing the Letter of Transmittal or in the name of such other person as specified by the person signing the Letter of Transmittal by properly completing Box D — “Special Payment Instructions” in such Letter of Transmittal.  Payments to Debentureholders will be net of any applicable withholding taxes.  Unless the depositing Debentureholder instructs the Depositary to hold the cheque for pick-up by checking Box G — “Hold For Pick-Up” in the Letter of Transmittal, the cheque and certificates representing all Debentures not purchased will be forwarded by first class mail, postage prepaid, to the payee at the address specified in the Letter of Transmittal by properly completed Box E – “Special Delivery Instructions”.  If no such address is specified, the cheque and any share certificates will be sent to the address of the depositing Debentureholder as it appears in the registers maintained in respect of the Debentures.  Cheques mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

8.	Payment in the Event of Mail Service Interruption

Notwithstanding the provisions of the Offer, cheques in payment for Debentures purchased under the Offer and accrued and unpaid interest thereon and certificates for any Debentures to be returned will not be mailed if the Company determines that delivery by mail may be delayed.  Persons entitled to cheques or certificates that are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Debentures were delivered until the Company has determined that delivery by mail will no longer be delayed.  Zarlink will provide notice, in accordance with Section 10 of this Offer to Purchase entitled “Notice”, of any determination not to mail under this Section as soon as reasonably practicable after such determination is made.

9.	Liens and Interest

Debentures acquired pursuant to the Offer shall be acquired by the Company free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

The Debentures bear interest at a rate of 6.0% per annum compounded semi-annually and payable semi-annually on June 30 and December 31 of each year.  Debentureholders accepting the Offer will receive a payment in respect of all accrued and unpaid interest up to, but excluding, the Expiration Date.

10.	Notice

Without limiting any other lawful means of giving notice, any notice to be given by the Company or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Debentures at their respective addresses as shown on the share registers maintained by the Trustee in respect of the Debentures and will be deemed to have been received on the first business day following the date of mailing.  These provisions apply despite (i) any accidental omission to give notice to any one or more Debentureholders, and (ii) an interruption of mail service in Canada or the United States following mailing.  In the event of an interruption of mail service following mailing, the Company will use reasonable efforts to disseminate the notice by other means, such as publication.  If post offices in Canada or the United States are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which the Company or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Debentureholders if it is issued by way of a news release and if it is published once in the National Post or The Globe and Mail and in a French language daily newspaper of general circulation in Montreal.

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11.	Other Terms

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Company other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Company.

Debentureholders should carefully consider the income tax consequences of accepting the Offer.  See Section 15 of the Circular — “Certain Income Tax Considerations”.  Debentureholders should consult their own tax advisers.

The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Zarlink, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Debentures.  The Offer is not being made to, and deposits of Debentures will not be accepted from or on behalf of Debentureholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  Zarlink may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Debentureholders in any such jurisdiction.

Neither the Company nor its Board of Directors makes any recommendation to any Debentureholder as to whether to deposit or refrain from depositing Debentures pursuant to the Offer.  Each Debentureholder must make a decision as to whether to deposit Debentures and, if so, how many Debentures to deposit.

The accompanying Circular, together with this Offer to Purchase, constitutes the issuer bid circular required under Canadian securities legislation with respect to the Offer.

The accompanying Circular contains additional information relating to the Offer.

DATED this 8th day of June, 2009, at Ottawa, Ontario.

ZARLINK SEMICONDUCTOR INC.
By:
(Signed) “Kirk K. Mandy” President and Chief Executive Officer

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ISSUER BID CIRCULAR

This Circular is being furnished in connection with the offer by Zarlink to purchase between $17,142,857 and $24,000,000 principal amount of its Debentures at a Purchase Price of not less than $500 for each $1,000 principal amount of Debentures and not more than $700 for each $1,000 principal amount of Debentures for an Aggregate Purchase Price of $12,000,000.  Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Circular.  The terms and conditions of the Offer to Purchase are incorporated into and form part of this Circular.  Reference is made to the Offer to Purchase for details of its terms and conditions.

1.	Zarlink Semiconductor Inc.

Zarlink Semiconductor Inc. was incorporated in Canada in 1971 and continued under the Canada Business Corporations Act in 1976.  The registered office and the executive offices are located at 400 March Road, Ottawa, Ontario, Canada, K2K 3J4.

Zarlink designs and manufactures semiconductors for the communications and healthcare industries.  For more than 30 years, Zarlink has delivered Integrated Circuits (ICs) that enhance the capabilities of equipment used in voice, enterprise, broadband and wireless communications networks.  ICs are silicon chips, known as semiconductors, etched with interconnected electronic components that process information.

The authorized capital of the Company consists of an unlimited number of common Shares (the “Common Shares”), all without par value, and an unlimited number of $2.00 Cumulative Redeemable Convertible Preferred Shares, 1983 R&D Series (the “Preferred Shares”).

2.	Description of Debentures

The 6% convertible unsecured subordinated debentures were issued pursuant to a trust indenture (the “Trust Indenture”) dated July 30, 2007 between the Company and Computershare Trust Company of Canada.  On June 8, 2009, there was $70,885,000 aggregate principal amount of Debentures issued and outstanding.

The Debentures bear interest at a rate of 6.0% per annum, compounded semi-annually and payable semi-annually on June 30 and December 31 until maturity on September 30, 2012.

Debentureholders have the right, at the option of the holder, at any time prior to the close of business on the maturity date, to convert their Debentures into Common Shares of the Company at a conversion price of $2.45 per Common Share (the “Conversion Price”), which is approximately 408.2 Common Shares for each $1,000 principal amount of Debentures.

After September 30, 2011, and before the maturity date, the Debentures may be redeemed in whole or in part from time to time at the option of Zarlink on not more than 60 days’ and not less than 30 days’ prior written notice at a price equal to their principal amount plus accrued and unpaid interest thereon, provided that the Current Market Price (as that term is defined in the Trust Indenture) on the date on which notice of redemption is given is not less than 125% of the Conversion Price.

On redemption or at maturity, Zarlink will repay the indebtedness represented by the Debentures by paying to the trustee an amount equal to the aggregate Redemption Price (as that term is defined in the Trust Indenture) of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, together with accrued and unpaid interest thereon.  Zarlink may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to applicable regulatory approval and provided no Event of Default (as that term is defined in the Trust Indenture) has occurred and is continuing, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which are due on maturity, as the case may be, by issuing and delivering that number of freely tradeable Common Shares, as determined below, to the holders of the Debentures.  Any accrued and unpaid interest thereon will be paid in cash.  The number of Common Shares to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the Current Market Price on the date fixed for redemption or the maturity date, as the case may be.

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3.	Purpose, Effect and Background of the Offer

The Board of Directors of Zarlink has determined that the purchase of Debentures pursuant to the Offer represents an effective use of Zarlink’s available capital and is in the best interests of the Company.  In considering whether the Offer would be in the best interests of the Company, the Board of Directors gave careful consideration to a number of factors, including the following:

(a)
the recent trading price range of the Debentures is not considered to be fully reflective of the value of the Company’s business and future prospects, and consequently the repurchase of Debentures represents an attractive investment and an appropriate and desirable use of available funds;

(b)	the Offer potentially reduces future share dilution upon the maturity of the Debentures;

(c)	the interest expense associated with the repurchased Debentures will be eliminated for the period following repurchase;

(d)
after giving effect to the Offer, the Company will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and to fund the future growth of the Company’s business, and the Offer is not expected to preclude the Company from pursuing its foreseeable business opportunities;

(e)	the deposit of Debentures under the Offer is optional, the option is available to all Debentureholders, and each Debentureholder is free to accept or reject the Offer;

(f)	the Offer is not conditional on any minimum number of Debentures being deposited;

(g)
the Offer provides Debentureholders who are considering the sale of all or a portion of the Debentures with the opportunity to determine the price at which they are willing to sell their Debentures if such Debentures are deposited pursuant to an Auction Tender or the opportunity to deposit their Debentures without specifying a price if such Debentures are deposited pursuant to a Purchase Price Tender and, if any such Debentures are purchased pursuant to the Offer, to sell such Debentures for cash without the usual transaction costs associated with market sales; and

(h)
it is reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of the Debentures who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.

On June 8, 2009, the Board of Directors unanimously approved the making of the Offer of Purchase, the range of pricing of the Offer of Purchase, Circular, Letter of Transmittal and Notice of Guaranteed Delivery and approved the delivery of the Offer of Purchase, Circular, Letter of Transmittal and Notice of Guaranteed Delivery to the Debentureholders.

Neither Zarlink nor its Board of Directors makes any recommendation to any Debentureholder as to whether to deposit or refrain from depositing any or all of such Debentureholder’s Debentures.  No person has been authorized to make any such recommendation.  Debentureholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit Debentures.

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Subject to certain exceptions, Canadian securities laws prohibit the Company and its affiliates from acquiring any Debentures, other than pursuant to the Offer, until at least 20 business days after the Expiration Date.  Subject to applicable law, Zarlink may in the future purchase additional Debentures on the open market, in private transactions, through issuer bids or otherwise.  In accordance with applicable Canadian securities laws, Zarlink will suspend purchases under its normal course issuer bid for Common Shares announced May 26, 2009 until the end of the 20th business day following the Expiration Date or date of termination of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Debentures, the Company’s business and financial position, the results of the Offer and general economic and market conditions.

Debentureholders should carefully consider the income tax consequences of accepting the Offer.  See Section 15 of this Circular — “Certain Income Tax Considerations”.  Debentureholders should consult their own tax advisers.

4.	Valuation of Debentures

Engagement of Valuator

American Appraisal Canada Inc. (“American Appraisal”), a subsidiary of American Appraisal Associates Inc., was engaged by the Board of Directors on May 22, 2009 for the preparation of a valuation report with respect to the Debentures (the “Valuation”), as prescribed under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Zarlink has agreed to pay American Appraisal a fixed fee of $125,000 plus expenses for the Valuation, which payment is not contingent in whole or in part upon the outcome of the Offer. American Appraisal has no financial interest in Zarlink or in any of its subsidiaries that may be affected by the Offer. The Board of Directors did not believe that the compensation paid for the services provided in any way interfered with American Appraisal’s independence.

The Valuation, entitled “Formal Valuation of 6% Convertible Unsecured Subordinated Debentures due 2012”, was delivered to Zarlink on May 29, 2009 and is attached hereto as Schedule A. In addition, a copy of the Valuation is available for inspection at the head office of Zarlink at 400 March Road, Ottawa, Ontario K2K 3H4.  A copy of the Valuation may also be obtained for a nominal charge upon request to the Company at 400 March Road, Ottawa, Ontario K2K 3H4, Attention:  Secretary.

Debentureholders should carefully review and consider the Valuation in its entirety. The Valuation is subject to the assumptions, limitations and qualifications set out therein and the conclusions in the Valuation are premised on various assumptions including the value of the Common Shares. Changes in the trading price of the Common Shares or changes in the other underlying assumptions could cause the value conclusions to change.

Credentials of Valuator

American Appraisal has been determined by the Board of Directors to be qualified to produce the Valuation. American Appraisal and its affiliates form one of the largest independent providers of valuation consulting services in the world. American Appraisal and affiliates annually provide valuation and related services to over 4,000 leading corporations, government agencies, tax and regulatory authorities, and financial intermediaries. Worldwide, American Appraisal is comprised of more than 900 employees, operating from major financial cities throughout Asia-Pacific, Europe, North and South America.

Independence of Valuator

American Appraisal has been determined to be independent on the basis that (i) neither American Appraisal nor any of its affiliates is an insider or an associated or affiliated entity (as those or similar terms are used in MI 61-101) of Zarlink; (ii) neither American Appraisal nor any of its affiliates is an advisor to Zarlink in respect of the Offer or is a manager, co-manager or member of a soliciting dealer group formed in respect of the Offer; (iii) the fee payable to American Appraisal for the Valuation is not dependent on the conclusions reached by American Appraisal and American Appraisal has no financial interest in the outcome of the Offer; and (iv) over the past five years, total compensation received by American Appraisal from Zarlink amounts to less than 1% of total American Appraisal revenues.

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Conclusions of Valuation Report

The Valuation contains American Appraisal’s opinion that, based on the scope of its review and subject to the assumptions, restrictions and limitations provided therein, the fair market value of the Debentures, as of May 18, 2009, falls within the range (per $100 principal amount) of $51.10 to $58.60. The valuation was based upon securities market, economic and general business conditions prevailing at May 18, 2009, and the condition and prospects, financial and otherwise, of Zarlink as reflected in the information and documents reviewed by the American Appraisal and as they were represented to American Appraisal in its discussions with Zarlink’s management. American Appraisal defined “fair market value” in accordance with MI 61-101 as “the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act.”  In accordance with MI 61-101, American Appraisal’s determination of the fair market value of the Debentures did not include a downward adjustment to reflect the Debentures’ lack of liquidity, the effect of the Offer on the Debentures, or the fact that the Debentures do not, at the date of the Valuation, form part of a controlling interest.

5.	Financial Statements

The audited annual consolidated financial statements of Zarlink for the year ended March 27, 2009 are available on the SEDAR web site at www.sedar.com. Debentureholders may obtain copies of available financial statements, without charge, upon request to the Company at 400 March Road, Ottawa, Ontario, Canada, K2K 3J4, Attention:  Secretary.

6.	Price Range of Debentures

The Debentures are listed on the TSX under the symbol “ZL.DB-T”.

The weighted average trading price of the Debentures on the TSX over the 12 completed months ended May 31, 2009, was $490 per $1,000 principal amount with a low of $245 per $1,000 principal amount and a high of $720 per $1,000 principal amount.

The following table sets forth the market price range and trading volumes of the Debentures traded on the TSX as compiled from published financial sources for each month from May 2008:

DEBENTURES (Amounts per $1000 principal amount)
DEBENTURES
2008	High ($) (per $1,000 principal amount)	Low ($) (per $1,000 principal amount)	Trading volume (principal amount)
May	700	640	2,455,000
June	700	650	631,000
July	720	670	606,000
August	680	550	931,000
September	660	500	2,210,000
October	590	350	9,525,000
November	420	245	3,635,000
December	400	250	551,000
2009
January	510	400	480,000
February	490	350	1,898,000
March	465	395	1,237,000
April	580	440	17,027,000
May	670	570	8,254,000
June (to June 5)	690	650	316,000

On June 5, 2009, the last full trading day prior to the date of the announcement by Zarlink of the approval of its Board of Directors of the Offer, the bid price of the Debentures on the TSX was $675 for each $1,000 principal amount of Debentures and the ask price was $650.  On June 4, 2009, the closing price per $1,000 principal amount of Debentures on the TSX was $675.

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Debentureholders are urged to obtain current market quotations for the Debentures.

7.	Dividend Policy

Pursuant to the terms of the Company’s Preferred Shares, the Company is not permitted to pay any dividends on Common Shares unless all dividends accrued on the Preferred Shares have been declared and paid or set apart for payment.  Fixed cumulative cash dividends are payable quarterly at a rate of $0.50 per Preferred Share.  During the 24 completed months preceding the date of the Offer, the Company declared and paid an aggregate $4,572,800 in dividends or $2.00 per Preferred Share.

The Company has not declared or paid any dividends on its Common Shares and the Board of Directors anticipates that, with the exception of Preferred Share dividend requirements, all available funds will be applied in the foreseeable future to finance growth and to improve the Company’s competitive position and profitability.

8.	Previous Purchases of Securities

On October 23, 2008, the TSX accepted the Company's Notice of Intention (the “Debenture Notice”) to make a Normal Course Issuer Bid (the “Debenture Bid”) with respect to the Debentures.  In the Debenture Notice, the Company stated its intention to repurchase at the prevailing market price at the time of acquisition, up to $7,865,000 in aggregate principal amount of the Debentures, representing approximately 10% of its public float of Debentures as of October 22, 2008.  As of November 17, 2008, the Company had repurchased the maximum amount of Debentures permitted under the Debenture Bid at an average price of $400 for each $1,000 principal amount of Debentures, all of which Debentures have been cancelled.

On May 22, 2008, the TSX accepted Zarlink’s Notice of Intention (the “2008 Common Share Notice”) to make a Normal Course Issuer Bid with respect to the Common Shares (the “2008 Common Share Bid”).  In the 2008 Common Share Notice, the Company stated its intention to repurchase at the prevailing market price at the time of acquisition, up to 12,272,384 Common Shares, representing approximately 10% of its public float of Common Shares as of May 20, 2008.  At the conclusion of the 2008 Common Share Bid on May 25, 2009, the Company had repurchased 4,920,000 Common Shares at an average price of $0.59 per Common Share, all of which Common Shares have been cancelled.

On May 27, 2009, the TSX accepted Zarlink’s Notice of Intention (the “2009 Common Share Notice”) to recommence its Normal Course Issuer Bid with respect to the Common Shares (the “2009 Common Share Bid”).  In the 2009 Common Share Notice, the Company stated its intention to repurchase at the prevailing market price at the time of acquisition, up to 11,971,633 Common Shares, representing approximately 10% of its public float of Common Shares as of May 25, 2009. The Company is permitted to repurchase Common Shares pursuant to the Common Share Bid from May 29, 2009 to May 28, 2010. To date, no Common Shares have been purchased under the 2009 Common Share Bid.  In accordance with applicable Canadian securities laws, Zarlink will suspend purchases of Common Shares pursuant to the 2009 Common Share Bid until the end of the 20th business day following the Expiration Date.

The Company is required by its articles of incorporation to make reasonable efforts to purchase 22,400 Preferred Shares in each calendar quarter at a price not exceeding $25.00 per Preferred Share plus costs of purchase.  During the 12 completed months preceding the date of the Offer, the Company purchased 81,100 Preferred Shares of which 67,200 had been cancelled at the date of this Offer for aggregate cash consideration of $1,197,278.

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9.	Previous Distributions of Debentures

On July 30, 2007, Zarlink closed a public offering of $75,000,000 principal amount of subscription receipts (the “Subscription Receipts”) at a price of $1,000 per Subscription Receipt.  Upon the closing of Zarlink’s acquisition of Legerity Holdings, Inc. on August 3, 2007, the Subscription Receipts were automatically exchanged pursuant to their terms, without payment of additional consideration, for $75,000,000 principal amount of Debentures on the basis of $1,000 principal amount of Debentures for each $1,000 principal amount of Subscription Receipts.  On August 30, 2007, the underwriters to the offering of Subscription Receipts exercised in part their over-allotment option and purchased an additional $3,750,000 aggregate principal amount of Debentures at a purchase price of $1,000 per Debenture, for additional gross proceeds to the Company of $3,750,000.

10.	Interest of Directors and Officers and Transactions and Arrangements Concerning Debentures

Interest of Directors and Officers.  Except as set forth in the Offer, neither the Company nor, to the Company’s knowledge, any of its officers or directors, is a party to any contract, arrangement or understanding, formal or informal, with any securityholder relating, directly or indirectly, to the Offer or with any other person or company with respect to any securities of the Company in relation to the Offer, nor are there any contracts or arrangements made or proposed to be made between the Company and any of its directors or officers and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

Except as disclosed herein, none of the Company or its officers or directors has current plans or proposals which relate to, or would result in, any extraordinary corporate transaction involving the Company, such as a merger, a reorganization, the sale or transfer of a material amount of its assets or the assets of any of its subsidiaries (although the Company from time to time may consider various acquisition or divestiture opportunities), any material change in its present Board of Directors or management, any material change in its indebtedness or capitalization, any other material change in its business or corporate structure, any material change in its articles or by-laws, or any actions similar to any of the foregoing.

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Ownership of the Debentures of the Company.  To the knowledge of the Company, after reasonable inquiry, the following table indicates, as at May 31, 2009, the number of each class of securities of the Company beneficially owned or over which control or direction is exercised, directly or indirectly, by each director and officer of the Company and their respective associates and affiliates, each person or company who beneficially owns or exercises control or direction over more than 10% of any class of equity securities of the Company and their associates and affiliates, and by each associate or affiliate of the Company, and each person or company acting jointly or in concert with the Company:

Name	Position	Common Shares	Options to purchase Common Shares	Debentures
Dr. Adam Chowaniec	Director and Vice-Chairman	161,000	60,000	$50,000 principal amount
Oleg Khaykin	Director	Nil	60,000	Nil
Hubert T. Lacroix	Director	100,000	100,000	Nil
J. Spencer Lanthier	Director	45,000	140,000	$50,000 principal amount
Kirk K. Mandy	Director, President and Chief Executive Officer	788,500	2,670,000	Nil
Jules Meunier	Director	85,000	120,000	Nil
Dennis Roberson	Director	45,522	120,000	Nil
Dr. Henry Simon	Director and Chairman	175,000[1]	100,000	Nil
Donald G. McIntyre	Senior Vice President Human Resources, General Counsel	101,586	565,000	Nil
Scott Milligan	Senior Vice President Finance and Chief Financial Officer	155,720	810,000	Nil
Henry Perret	Senior Vice President and General Manager, Wired Communications	345,000	375,000	Nil
Stephen J. Swift	Senior Vice President and General Manager, Medical Communications	42,018	755,000	Nil
Dr. Stan Swirhun	Senior Vice President and General Manager, Optical Communications	314,998	725,000	Nil
Gary Tanner	Senior Vice President and General Manager, Operations.	400,000	575,000	Nil

11.	Acceptance of Offer and Arrangements with Debentureholders

To the knowledge of the Company and its directors and officers, after reasonable inquiry, no person or company referred to under Section 10 of this Circular entitled “Interest of Directors and Officers and Transactions and Arrangements Concerning Debentures — Ownership of the Debentures of the Company” will be depositing Debentures pursuant to the Offer.

12.	Commitments to Acquire Debentures

Zarlink has no commitments to purchase Debentures, other than pursuant to the Offer.  To the knowledge of the Company, after reasonable inquiry, no person or company named under Section 10 of this Circular entitled “Interest of Directors and Officers and Transactions and Arrangements Concerning Debentures — Ownership of the Debentures of the Company” has any commitment to acquire Debentures.

1 Includes 125,000 Common Shares registered through Wade Investments a company which Dr. Simon controls.

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13.	Benefits from the Offer and Effect on Interested Parties

No person or company named under Section 10 of this Circular entitled “Interest of Directors and Officers and Transactions and Arrangements Concerning Debentures — Ownership of the Debentures of the Company” will receive any direct or indirect benefit from accepting or refusing to accept the Offer other than the Purchase Price for any Debentures tendered to the Offer and purchased by the Company in accordance with the terms and conditions of the Offer.

14.	Prior Valuations

To the knowledge of the directors and officers of Zarlink, no “prior valuations” (as defined in MI 61-101) regarding the Company have been prepared within the two years preceding the date hereof.

15.	Certain Income Tax Considerations

Certain Canadian Federal Income Tax Considerations

In the opinion of McCarthy Tétrault LLP, Canadian counsel to Zarlink, the following general summary describes, as of the date of this Offer, the principal Canadian federal income tax considerations as of the date of this Offer generally applicable to a Debentureholder who disposes of the Debentures pursuant to this Offer and who, for purposes of the Income Tax Act (Canada) and the regulations thereunder (“Tax Act”), and at all relevant times: (i) holds the Debenture as capital property, (ii) deals at arm’s length with Zarlink and (iii) is not affiliated with Zarlink or with any person not dealing at arm’s length with Zarlink (“Holder”).

Generally, the Debentures will be considered to be capital property to a Holder provided the Holder does not hold the Debentures in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  The determination of whether Debentures are held as capital property for the purposes of the Tax Act should take into account, among other factors, whether the Debentures were acquired with the intention or secondary intention of selling them prior to maturity date of the Debentures.  Certain Canadian Holders (as defined below) who might not otherwise be considered to hold their Debentures as capital property may, in certain circumstances, be entitled to have the Debentures and other “Canadian securities” (as defined in the Tax Act) be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the provisions of the Canada-United States Income Tax Convention (“Tax Treaty”) in force as of the date of hereof, and upon counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (“CRA”), all in effect as of the date hereof.  This summary also takes into account all specific proposals to amend the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”) and assumes all Tax Proposals will be enacted substantially as proposed.  However, no assurance can be given that the Tax Proposals will be enacted as proposed, or at all.

This summary is not applicable to a Holder that is (i) a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), (ii) a “specified financial institution”, (iii) to whom subsection 261(4) applies, or (iv) an interest in which is a “tax shelter investment” (all as defined in the Tax Act). Any such Holder should consult its own tax advisor with respect to the purchase of Debentures.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation.

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This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Debentureholder. Accordingly, Debentureholders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of Debentures pursuant to this Offer having regard to their particular circumstances.

Holders who are Residents of Canada

The following portion of the summary is applicable to a Holder who, for the purpose of the Tax Act and any applicable income tax convention, is or is deemed to be a resident of Canada at all relevant times (“Canadian Holders”).

Interest on Debentures

A Canadian Holder will be required to include as interest in computing income for a taxation year in which the Debentures are disposed of, the amount of interest paid to the Canadian Holder in the year (depending on the method followed by the Initial Investor in computing income), except to the extent that such interest has been included in computing the Canadian Holder’s income for a preceding taxation year.

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its aggregate investment income, which includes an amount in respect of interest.

Disposition of Debentures

On a disposition of Debentures by the Canadian Holder pursuant to this Offer, the Canadian Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amounts in respect of interest that are included in computing income for the taxation year in which the Debentures are disposed of) exceeds (or are exceeded by) the aggregate of the Canadian Holder’s adjusted cost base immediately before the disposition of the Debenture and any reasonable costs of disposition.

Generally, a Canadian Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (the “taxable capital gain”). A Canadian Holder must deduct one-half of the amount of any capital loss (the “allowable capital loss”) realized in a taxation year against taxable capital gains realized by the Initial Investor in such year, subject to and in accordance with rules contained in the Tax Act. Any allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back up to three taxation years or carried forward indefinitely and deducted against taxable capital gains in such other years to the extent and under the circumstances described in the Tax Act.

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its aggregate investment income, which includes an amount in respect of taxable capital gains.

Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act.

Holders who are U.S. Residents

The following portion of the summary is applicable to a Holder who, at all relevant times, (i) is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act, (ii) is a resident of the United States for the purposes of the Tax Treaty and is entitled to the full benefits of the Tax Treaty, (iii) does not, and is not deemed, to use or hold the Debentures in, or in the course of, carrying on a business in Canada or as "designated insurance property (“U.S. Holder”).

For purposes of the Tax Act, all amounts relevant in computing a U.S. Holder’s liability under the Tax Act must be computed in Canadian dollars. Amounts denominated in U.S. dollars (including adjusted cost base and proceeds of disposition) must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

For a description of the U.S. Federal income tax consideration, see “Certain United States Federal Income Tax Considerations”.

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Interest

Amounts of interest paid or credited by Zarlink to a U.S. Holder pursuant to the Offer will be exempt from Canadian non-resident withholding tax.

Disposition

A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any amount in respect of any capital loss) realized on the disposition or deemed disposition of the Debentures, unless, at the time of such disposition, (i) the Debentures constitute or is deemed to constitute “taxable Canadian property” (as defined in the Tax Act) and (ii) the Debentures are not “treaty-protected property” (as defined in the Tax Act).

Generally, the Debentures will not be taxable Canadian property of the U.S. Holder at a particular time provided that: (i) the Common Shares issuable on the conversion of the Debentures are listed on a designated stock exchange (which includes the TSX) at that time; (ii) neither the U.S. Holder, persons with whom the U.S. Holder does not deal at arm's length, nor the U.S. Holder together with all such persons has owned 25% or more of the shares of any class or series of Zarlink within the 60-month period ending on the date of disposition of the Debentures; and (iii) the Debentures were not acquired in a transaction as a result of which the security was deemed to be taxable Canadian property of the U.S. Holder under the Tax Act.  As of the date of this Offer, the Common Shares issuable on the conversion of the Debentures are listed on the TSX.

In the case of a U.S. Holder to whom the Debentures constitute, or is deemed to constitute, taxable Canadian property, the Debentures would generally be treaty-protected property, unless, at the time of disposition, the value of the Common Shares issuable on the conversion of the Debentures is derived principally from real property situated in Canada.  Any capital gain realized on the disposition of a Debenture that constitutes a treaty-protected property is exempt from Canadian tax.  U.S. Holders that dispose of Debentures that are taxable Canadian property to it, even if such Debentures are treaty-protected property, may be subject to additional Canadian tax compliance. U.S. Holders that dispose of Debentures that are taxable Canadian property should consult their own tax advisors in this respect and in respect of the treatment of any capital loss realized on the disposition of such Debentures.

Certain United States Federal Income Tax Considerations

Circular 230 Disclosure

In order to ensure compliance with requirements imposed by the Internal Revenue Service (“IRS”) under Circular 230 Standards of Practice, we inform you that (A) any discussion of United States federal tax issues contained herein is not intended or written to be used, and cannot be used by you, for the purpose of avoiding any penalties asserted under the Internal Revenue Code of 1986, as amended (“Code”); and (B) any discussion contained herein was written to support the promotion or marketing of the transactions described in this Offer to Purchase.  Debentureholders should seek advice from, and rely solely upon, their own independent tax advisor with respect to the United States federal, state, local and foreign tax consequences of the transaction described herein in light of their particular circumstances.

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General

The following is a summary prepared by Sonnenschein, Nath & Rosenthal LLP, U.S. counsel to Zarlink, of certain United States federal income tax consequences to a U.S. Holder (as defined below) of tendering the Debentures to the Company pursuant to the Offer and the receipt of the Purchase Price and accrued and unpaid interest on the Debentures.  This summary assumes that the Debentures are held as capital assets within the meaning of the Code.  This summary is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this Offer to Purchase, all of which may change, possibly with retroactive effect. This summary is not binding on the IRS or any court.  The Company has not sought, and does not intend to seek, an opinion from U.S. counsel or a ruling from the IRS regarding any of the matters addressed herein.  There can be no assurances that the IRS will not challenge one or more of the tax consequences described herein.

This discussion is intended to provide only a general summary.  It does not address all the United States federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders that are subject to special rules under the United States federal income tax laws, such as banks, mutual funds, regulated investment companies, retirement plans, dealers in securities or foreign currencies, traders in securities electing a mark-to-market accounting method, tax-exempt entities, insurance companies, entities that are classified as partnerships (i.e., pass-through entities) for United States federal income tax purposes, persons subject to the alternative minimum tax, persons that acquired the Debentures in connection with the exercise of employee stock options or otherwise as compensation for services, persons whose functional currency is not the U.S. dollar, persons that hold the Debentures as part of a hedge, straddle or conversion transaction, and persons that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company.

As used in this section, the term “U.S. Holder” means a beneficial owner of the Debentures that is (a) a citizen or an individual resident of the United States; (b) a corporation (or an entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States; (c) an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) a trust which (i) is subject to the primary supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30)(E) of the Code or (ii) has properly elected under applicable Treasury Regulations to be treated as a United States person.

Disposition of Debentures Pursuant to the Offer

Receipt of the Purchase Price

The receipt of the Purchase Price in cash by a U.S. Holder in exchange for the Debentures will be a taxable transaction for United States federal income tax purposes.  A U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the gross amount of the Purchase Price (other than accrued and unpaid interest which is taxable as described below) paid to such U.S. Holder in respect of its tendered Debentures and (ii) the U.S. Holder’s adjusted tax basis in its tendered Debentures.

A U.S. Holder’s adjusted tax basis in a Debenture generally will equal the U.S. Holder’s initial cost of the Debenture, increased by any market discount previously included in income by the U.S. Holder and decreased by any principal payments received and by the amount of any bond premium previously amortized by the U.S. Holder.  Except to the extent a U.S. Holder is subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder held the tendered Debenture for more than one year.  Long-term capital gains of certain non-corporate U.S. Holders (including individuals) may qualify for a maximum 15% tax rate (which is scheduled to sunset in tax year beginning January 1, 2011).  The deduction of capital losses is subject to limitations under the Code.

Gain recognized by a U.S. Holder as a result of tendering the Debentures in the Offer generally will be treated as U.S.-source income for U.S. foreign tax credit purposes unless the United States-Canada income tax treaty (“Treaty”) applies to treat such income as foreign-source income.  Consequently, U.S. Holders may not be able to claim a foreign tax credit for Canadian tax imposed or withheld on the disposition of the Debentures unless such gain is considered foreign-source income under the Treaty or the credit for Canadian taxes can be applied (subject to applicable limitations) against the U.S. Holder’s other income derived from foreign sources in the appropriate income category.  The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits and the effects of the Treaty under their particular circumstances.

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Accrued and Unpaid Interest

The receipt by a U.S. Holder in cash of all accrued and unpaid interest on the tendered Debentures generally will be treated as ordinary income to the extent not previously included in income by the U.S. Holder.  Such income generally will be treated as foreign-source income which may be relevant to a U.S. Holder in calculating the U.S. Holder’s foreign tax credit limitation.

Market Discount

An exception to the capital gain treatment described above applies to a U.S. Holder who holds a Debenture with “market discount”.  Market discount is the amount by which the principal amount of the Debenture exceeded the U.S. Holder’s tax basis in the Debenture immediately after its acquisition at a time other than the Debenture’s original issuance by the Company.  A Debenture will be considered to have no market discount if this excess is less than 0.25% of the principal amount of the Debenture multiplied by the number of complete years from the U.S. Holder’s acquisition date of the Debenture to its maturity date.  Gain recognized by a U.S. Holder of a tendered Debenture with market discount will be treated as ordinary income to the extent that market discount has accrued (on a straight line basis or, at the election of the U.S. Holder, on a constant yield basis) from the U.S. Holder’s acquisition date to the date of sale, unless the U.S. Holder has elected to include market discount in income currently as it accrues.  Gain in excess of accrued market discount will be subject to the capital gains rules described above.

Bond Premium

A U.S. Holder who purchased a Debenture for an amount in excess of its stated principal amount is considered to have purchased the Debenture at a premium equal to the amount of such excess; i.e., a “bond premium”.  A U.S. Holder generally may elect to amortize the premium on the constant yield method.  The amount amortized in any year under such method is treated as a reduction of the holder’s interest income from the Debenture during such year and reduces the holder’s adjusted tax basis in the Debenture by such amount.  A U.S. Holder that does not make the election to amortize the bond premium will not reduce its tax basis in the Debenture and, thus, effectively will realize a smaller gain or a larger loss on a taxable disposition of the Debenture than it would have realized had the election been made.

Foreign Currency Gain or Loss

The Purchase Price and accrued and unpaid interest on the Debentures will be denominated and paid to tendering U.S. Holders in Canadian dollars.  The amount of such cash will be treated for United States federal tax purposes as equal to the U.S. dollar value of the Canadian dollars received, calculated by reference to the exchange rate in effect on the date that the U.S. Holder receives such cash, regardless whether the Canadian dollars are converted into U.S. dollars.  If a U.S. Holder converts the Canadian dollars received in the Offer to U.S. dollars on the date of receipt, the U.S. Holder should not recognize any foreign currency gain or loss.  If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt.  Any foreign currency gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss.

Information Reporting and Backup Withholding

U.S. Holders (other than a corporation or other exempt recipient) may be subject, under certain circumstances, to information reporting on the receipt of the Purchase Price and accrued but unpaid interest on the tendered Debentures if paid within the United States or through certain U.S.-related financial intermediaries or brokers.  Backup withholding at a rate of 28% may also apply to the payment of the Purchase Price and accrued but unpaid interest on the tendered Debentures unless the U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number (or properly certifies that the U.S. Holder is awaiting a taxpayer identification number) and otherwise complies with applicable requirements of the backup withholding rules.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

12

16.	Legal Matters and Regulatory Approvals

Zarlink is not aware of any license or regulatory permit that is material to the Company’s business that might be adversely affected by the Company’s acquisition of Debentures pursuant to the Offer or, except as noted below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Debentures by the Company pursuant to the Offer and that has not been obtained on or before the date hereof.  Should any such approval or other action be required, the Company currently contemplates that such approval will be sought or other action will be taken.  Zarlink cannot predict whether it may determine that it must delay the acceptance for payment of Debentures deposited pursuant to the Offer pending the outcome of any such matter.

There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company’s business.

The Company’s obligations under the Offer to take up and pay for Debentures are subject to certain conditions.  See Section 5 of the Offer to Purchase — “Certain Conditions of the Offer”.

17.	Source of Funds

The Company will fund any purchases of Debentures pursuant to the Offer from available cash on hand.  The Aggregate Purchase Price pursuant to the Offer will be $12,000,000 resulting in the purchase of between $17,142,857 and $24,000,000 principal amount of Debentures assuming the Offer is fully subscribed.

18.	Dealer Manager

Zarlink has appointed RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets and a registered investment dealer as its dealer manager in connection with the Offer. RBC’s mandate as dealer manager includes providing financial analysis and advice on structuring, pricing and implementing the Offer and acting as an information source for holders of the Debentures in connection with the Offer.

19.	Depositary

Zarlink has appointed Computershare Investor Services Inc. to act as a depositary for, among other things, (i) the receipt of certificates representing Debentures and related Letters of Transmittal deposited under the Offer, (ii) the receipt of Notices of Guaranteed Delivery delivered pursuant to the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase entitled “Procedure for Depositing Debentures”, (iii) the receipt from the Company of cash to be paid in consideration of the Debentures acquired by the Company under the Offer and for the payment of accrued and outstanding interest under the Debentures, as agent for the depositing Debentureholders, and (iv) the transmittal of such cash to the depositing Debentureholders, as agent for the depositing Debentureholders.  The Depositary may contact Debentureholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Debentureholders to forward materials relating to the Offer to beneficial owners.

20.	Fees and Expenses

RBC has been retained by Zarlink as dealer manager in connection with the Offer and has received a retainer fee of $25,000 for its services. RBC may receive an additional “success fee” from Zarlink upon completion of the Offer, pro-rated based on the number of Debentures tendered as a percentage of Debentures offered to be repurchased pursuant to the Offer. Zarlink has agreed to reimburse RBC for all reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify RBC against certain liabilities to which it may become subject as a result of its engagement.

13

American Appraisal has been retained by Zarlink to provide the Valuation for a fixed fee of $125,000 plus reasonable out-of-pocket expenses.

Zarlink has retained Computershare Investor Services Inc. to act as the depositary in connection with the Offer.  The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial securities laws.  Excluding fees paid to RBC as broker dealer in connection with the Offer, Zarlink will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Debentures pursuant to the Offer.  Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Zarlink is expected to incur expenses of approximately $350,000 in connection with the Offer, which includes the above-noted fees, filing fees, advisory fees, legal, accounting, depositary and printing fees.

21.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Debentureholders with, in addition to any other rights they may have at law, rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Debentureholders.  However, these rights must be exercised within prescribed time limits.  Debentureholders should refer to the applicable provisions of the securities legislation of their province for particulars of those rights or consult with a lawyer.

14

APPROVAL AND CERTIFICATE

June 8, 2009

The Board of Directors of Zarlink Semiconductor Inc. (the “Company”) has approved the contents of the Offer to Purchase and the accompanying Issuer Bid Circular dated June 8, 2009 and the delivery thereof to Debentureholders.  The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) Kirk K. Mandy President and Chief Executive Officer	(Signed) Scott Milligan Chief Financial Officer
On behalf of the Board of Directors:

(Signed) Dr. Adam Chowaniec Director	(Signed) J. Spencer Lanthier Director

CONSENT OF AMERICAN APPRAISAL CANADA, INC.

TO:  The Board of Directors of Zarlink Semiconductor Inc.

We refer to the formal valuation dated May 29, 2009, which we prepared for Zarlink Semiconductor Inc. in connection with the offer made by Zarlink Semiconductor Inc. to the holders of its convertible debentures. We consent to the filing of the formal valuation with the securities regulatory authorities and the inclusion of the formal valuation as Schedule A of the Issuer Bid Circular dated June 8, 2009. We also consent to the inclusion of our name, the references to our formal valuation and the inclusion of a summary of the formal valuation in Section 4 - “Valuation of Debentures” of the Issuer Bid Circular dated June 8, 2009 of Zarlink Semiconductor Inc. in connection with its offer to the holders of its convertible debentures.

June 8, 2009

(Signed) American Appraisal Canada, Inc.

CONSENT OF MCCARTHY TÉTRAULT LLP

TO:  The Board of Directors of Zarlink Semiconductor Inc.

We consent to the inclusion of our name in Section 15 - “Certain Income Tax Considerations” of the Issuer Bid Circular dated June 8, 2009 of Zarlink Semiconductor Inc. in connection with its offer to the holders of its Debentures.

June 8, 2009

(Signed) McCarthy Tétrault LLP

CONSENT OF SONNENSCHEIN NATH & ROSENTHAL LLP

TO:  The Board of Directors of Zarlink Semiconductor Inc.

We consent to the inclusion of our name in Section 15 of this Circular titled “Certain Income Tax Considerations” in the Issuer Bid Circular dated June 8, 2009 of Zarlink Semiconductor Inc. in connection with its offer to the holders of its Debentures.

June 8, 2009

(Signed) Sonnenschein Nath & Rosenthal LLP

SCHEDULE A

VALUATION OF DEBENTURES BY AMERICAN APPRAISAL CANADA, INC.

A -1

Zarlink Semiconductor Inc.
Formal Valuation of 6.0% Convertible Unsecured Subordinated Debentures Due 2012

Fair Market Value
As of May 18, 2009

Comprehensive Valuation Report

Prepared for

Zarlink Semiconductor Inc.

May 29, 2009

The Board of Directors
Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario
K2K 3H4

To the Board of Directors:

At your request, American Appraisal Canada, Inc. prepared the attached Formal Valuation report concerning the fair market value of the 6.0% Convertible Unsecured Subordinated Debentures Due September 30, 2012, of Zarlink Semiconductor Inc.  We understand that the Company is considering a formal issuer bid to purchase a portion of the outstanding Debentures for cash. The Fair Market Value of the Debentures has been determined as of a current date, herein defined to be May 18, 2009.

If you have any questions or if there is anything else we can do for you, please contact me at 416-593-3409.

Sincerely,

(signed) James A. Skinner
James A. Skinner, MBA, CA, CBV
Vice President and Senior Managing Director

Zarlink Semiconductor Inc.
Formal Valuation of 6.0% Convertible Unsecured Subordinated Debentures Due 2012

Fair Market Value
As of May 18, 2009

Comprehensive Valuation Report

Prepared for

Zarlink Semiconductor Inc.

Exhibits
A	Valuation Summary
B	Discounted Cash Flow Analysis
C	Black-Scholes Merton Option Analysis
D	Comparable Bond Yields
E	Comparative Ratio Analysis
F	Assumptions and Limiting Conditions

May 29, 2009

Introduction

Engagement of American Appraisal

American Appraisal Canada, Inc. (“American Appraisal”) has been engaged by Zarlink Semiconductor Inc. (“Zarlink” or “the Company”), to provide Zarlink’s Board of Directors (“the Board”) an independent formal valuation (“the Formal Valuation”), setting out the fair market value of the 6.0% Convertible Unsecured Subordinated Debentures Due September 30, 2012, (“the Debentures”) as of a current valuation date, herein defined to be May 18, 2009 (“the Valuation Date”).

We understand that Zarlink is considering a formal issuer bid to purchase a portion of the outstanding Debentures for cash, and requires an independent formal valuation report as per the terms of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, (“MI 61-101”). This report will, subject to American Appraisal’s consent as to form of disclosure, be appended to Zarlink’s Issuer Bid Circular (“the Circular”) which will accompany the Offer to Purchase (“the Offer”).

In accordance with Companion Policy 61-101CP to MI 61-101, the Formal Valuation is a “Comprehensive Valuation Report” as that term is defined in Standard 110 of the Canadian Institute of Chartered Business Valuators, Report Disclosure Standards and Recommendations.

MI 61-101 defines fair market value as “the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act.”

All values expressed herein are in terms of Canadian dollars unless otherwise stated.

This valuation report has been prepared in conformity with the Practice Standards of the Canadian Institute of Chartered Business Valuators.

The Board will consider the Formal Valuation in evaluating the Offer for the Debentures.

Independence of American Appraisal

American Appraisal developed this valuation on the basis of an independent review and analysis of the Debentures.  The professional staff assigned to this engagement prepared this report acting independently and objectively.

American Appraisal’s valuators were first contacted by Zarlink management in respect of the Offer on May 14, 2009, and were retained to perform a Formal Valuation on May 22, 2009.

The identities and credentials of the valuators preparing this report are as follows:

Jamie Skinner MBA, CA, CBV – Vice President & Senior Managing Director
Jon C. Weil – Manager Financial Valuation Group American Appraisal (UK) Limited
Michael A. Smith MBA, CFA, CBV – Consultant, Financial Valuation Group

We understand that for the purposes of this transaction, Zarlink is the only interested party, as that term is defined in MI 61-101.  In the context of MI 61-101, American Appraisal and its affiliates:

▪	Are not insiders, associated or affiliated entities of Zarlink;

▪	Have not acted as advisors to Zarlink in connection with the Offer;

▪	Will be paid a fixed fee of $125,000, and such fee is not contingent in any way on the conclusions herein or on the outcome of the Offer;

▪	Have no financial interest in the outcome of the Offer;

▪	Are not managers, co-managers or members of a soliciting dealer group for the Offer;

▪
Have provided and currently provide professional services to Zarlink in the ordinary course of their business and received compensation from Zarlink at their standard rates.  Over the past five years, total compensation received from Zarlink amounts to less than 1% of total American Appraisal revenues;  and

▪	In the future, may provide professional services to Zarlink in the ordinary course of business.

Having considered the above, American Appraisal is of the view that it is independent of Zarlink within the meaning of MI 61-101.

Credentials of American Appraisal

American Appraisal and its affiliates form one of the largest, independent providers of valuation consulting services in the world. American Appraisal and affiliates annually provide valuation and related services to over 4,000 leading corporations, government agencies, tax and regulatory authorities, and financial intermediaries. Worldwide, American Appraisal and its affiliates are comprised of more than 900 employees, operating from major financial cities throughout Asia-Pacific, Europe, North and South America.

Scope of Review

For the purpose of this Formal Valuation, American Appraisal has had discussions with the management and advisors of Zarlink, and has reviewed and relied upon the following information:

▪	Audited financial statements for the fiscal years ended 2004 through 2008, and unaudited financial statements for the fiscal year ended 2009 and interim period ended May 1, 2009;

▪	A copy of the Short Form Prospectus relating to the Company’s issuance of the Debentures, dated July 24, 2007;

▪	A draft of the Offer dated May 13, 2009;

▪	Historical market trading prices of the Debentures and Zarlink’s common shares;

▪	Comparable company financial ratios and debt yield and spread data;

▪	Strategic updates for the Medical Products and Optical Products groups dated January 30, 2009;

▪	A copy of a presentation made to the Board of Directors regarding the Communication Products Group dated January 30, 2009;

▪	Other information which may be described in the various sections of this report.

An analysis of published information concerning the economy and the industry were used to understand the context in which the Company was operating at the Valuation Date, and to assess its ability to generate future investment returns.  These and other research sources are cited in the relevant sections of this report.

In connection with the analysis underlying this Formal Valuation, we have relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial forecasts and other information and selected data with respect to the Company made available or furnished to or otherwise reviewed by or discussed with us by management of the Company or its retained professionals.  We have not independently verified or investigated any of the assumptions, estimates, or judgments referred to in such financial forecasts, information, data and material and we are not responsible for any errors or inaccuracies in such forecasts, information, data and material.  Further we have assumed, and management has represented, that there has been no material change in the assets, financial condition, business or prospects of the Company, since the date of the most recent financial statements and forecasts made available to us.

With respect to financial analyses and forecasts regarding the Company provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company and have assumed for the purposes of this Formal Valuation that such analyses and forecasts have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate.  We can give no assurances, however, that such financial analyses and forecasts can be realized or that actual results will not vary materially from those projected.

We are advised that to the knowledge of the directors and officers of Zarlink, no “prior valuations” as defined in MI 61-101 regarding Zarlink, its securities or its material assets have been prepared within the 24 months preceding the Valuation Date.

Zarlink management has represented to American Appraisal that:

▪	Zarlink management has reviewed this report in draft form and discussed it with us;

▪	As a result of the review of the draft report, Zarlink management did not observe any material errors or misstatement of fact;

▪	Zarlink management is satisfied with our explanations and the approaches that we have adopted as set out in this report;

▪	Zarlink has no information or knowledge not disclosed in this report that could reasonably be expected to alter our valuation conclusions.

This report is subject to the assumptions and limiting conditions sent out in Exhibit F.

History and Nature of the Company

Zarlink Description

The origins of the Company date to 1971 with its incorporation in Canada under the name Mitel Corporation (“Mitel”).  Mitel was a global designer, manufacturer and marketer of communications semiconductors for converging voice and data networks, as well as semiconductors for implantable and wearable medical applications.  On July 25, 2001, Mitel formally changed its name to Zarlink Semiconductor Inc.

At the Valuation Date, Zarlink was engaged in the design and manufacture of integrated circuits, primarily for the communications, healthcare and optical interconnect markets.  According to most recently available data, the Company employed 606 workers, located primarily in Canada, the United States, the United Kingdom and Sweden.

Zarlink’s capital structure is comprised of its common shares, a single class of preferred shares, and the Convertible Debentures.  All of these securities are publicly traded.

Products

An integrated circuit (“IC”) is defined as “a miniaturized electronic device containing multiple solid-state circuits that work in conjunction to form a complete device with defined functions, and that has been manufactured on the surface of a thin substrate of semiconductor material.”  Zarlink’s ICs are primarily custom designed to meet the specific needs of a given customer or group of customers, while offering the benefits of high levels of feature integration, low-power consumption, and reduced physical size.

Zarlink has focused its business on the provision of integrated circuits to the Communications, Medical Products and Optical Products markets. Based on most recently available data, the Wired Communications Product Group accounted for over 60% of total Company revenues.

Customers

At the Valuation date, Zarlink had over 400 customers in various markets, including manufacturers in the telecommunications, data communications, and healthcare sectors. The Company sold its products through a direct sales force and independent distributors, with a single independent distributor accounting for an estimated 18% of annual revenues.  Zarlink’s Top 10 customers accounted for approximately 41.0% of total revenues.

Financial Information

Zarlink’s consolidated financial statements are available to its security holders at www.sedar.com. A brief overview of Zarlink’s recent financial performance follows.

Revenues have increased at a compound annual growth rate (“CAGR”) of 9.0% over the last 5 fiscal years, with a negative EBITDA (unadjusted for non-recurring expenses) for the last two fiscal years. FYE 2008 results were negatively impacted by the write off of acquired IPR&D ($US 20.3 million) and severance costs ($US 5.9 million) associated with the acquisition of Legerity Holdings Inc. (“Legerity”), contract and other impairment costs ($US 3.7 million), severance and workforce reduction costs at Caldicot, U.K. ($US 1.4 million) and a loss on sale of the Company’s analog foundry in Swindon, U.K. ($US 17.5 million). FYE 2009 results were impacted by a goodwill impairment of $US 46.9 million.

Revenues for the FYE 2009 increased 23.7%, to $US 227.2 million from $US 183.6 million in the same period last year, driven by the inclusion of a full year’s results for Legerity and organic growth in the Company’s previously existing businesses.  Excluding the impact of the Legerity acquisition, the biggest contributors to Zarlink’s revenue growth were the Medical and Optical Products groups.

The following figures are taken from Zarlink’s most recent publicly available balance sheet, dated March 27, 2009. As at this date, Zarlink had debt free net working capital, defined as current assets (excluding restricted cash and current assets held for sale), less current liabilities excluding any short term debt, of $US 71.4 million. The Company had an unrestricted cash balance of $US 45.0 million.

We understand that Zarlink expects to fund the purchase of the Debentures under the Offer and the payment of related fees and expenses with cash on hand.

Zarlink’s Common Shares and Convertible Debentures

Historical Price and Trading Volumes - Common Shares

Historical share prices and trading volumes of Zarlink’s common shares, symbol ZL on the Toronto Stock Exchange (“TSX”), are summarized below.

Avg Price	2007	2008	2009
Jan	$2.64	$0.68	$0.29
Feb	$2.46	$0.86	$0.27
Mar	$2.44	$0.82	$0.24
Apr	$2.41	$0.81	$0.28
May	$2.26	$0.81	$0.43
Jun	$1.86	$0.91	-
Jul	$1.77	$0.89	-
Aug	$1.48	$0.76	-
Sep	$1.51	$0.60	-
Oct	$1.33	$0.40	-
Nov	$1.04	$0.32	-
Dec	$0.68	$0.27	-
Average	$1.82	$0.68	$0.30
High	$2.64	$0.91	$0.43
Low	$0.68	$0.27	$0.24

Historical Trading Price $C
(Common Stock)
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09

Avg Volume	2007	2008	2009
Jan	803,805	517,391	331,395
Feb	224,550	232,100	117,300
Mar	300,486	84,845	169,032
Apr	211,915	329,082	583,500
May	429,814	196,286	272,373
Jun	281,962	280,419	-
Jul	366,176	274,591	-
Aug	202,336	201,450	-
Sep	135,584	276,376	-
Oct	252,745	622,091	-
Nov	580,609	392,290	-
Dec	723,084	159,286	-
Average	376,089	297,184	294,720
High	803,805	622,091	583,500
Low	135,584	84,845	117,300

Historical Trading Volume
(Common Stock)
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09

At the Valuation Date, the closing price of Zarlink’s common shares was $0.42, with 122,425,682 shares issued and outstanding.

Historical Price and Trading Volumes - Debentures

Historical trading prices (per $100 principal amount) and trading volumes of Zarlink’s Debentures – symbol ZL.DB on the TSX are summarized below.

Avg Price	2007	2008	2009
Jan	-	$64.46	$42.55
Feb	-	$68.29	$41.47
Mar	-	$66.82	$43.75
Apr	-	$66.64	$52.22
May	-	$66.07	$61.05
Jun	-	$68.50	-
Jul	-	$69.00	-
Aug	$93.72	$65.64	-
Sep	$96.97	$59.20	-
Oct	$93.64	$43.82	-
Nov	$81.07	$37.05	-
Dec	$66.86	$43.99	-
Average	$86.45	$59.96	$48.21
High	$96.97	$69.00	$61.05
Low	$66.86	$37.05	$41.47

Monthly Average Trading Price $C
(Debenture)
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09

Avg Volume	2007	2008	2009
Jan	-	105,333	22,857
Feb	-	42,450	99,895
Mar	-	5,000	56,227
Apr	-	39,409	773,955
May	-	116,905	438,571
Jun	-	126,120	-
Jul	-	26,348	-
Aug	210,833	44,333	-
Sep	21,579	110,500	-
Oct	30,727	414,130	-
Nov	52,364	181,750	-
Dec	157,556	32,455	-
Average	94,612	103,728	278,301
High	210,833	414,130	773,955
Low	21,579	5,000	22,857

Monthly Average Trading Volume
(Debenture)
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09

Since their market debut in August 2007, the Debentures have traded on approximately 50% of open trading days. At the Valuation Date, the closing price of Zarlink’s Debentures was $62.00 (per $100 principal amount), with $70,885,000 aggregate principal amount of Debentures issued and outstanding.

Key Terms of the Debentures

The Debentures were issued by Zarlink in 2007 and have the following key terms which have been considered in our valuation analysis.

Maturity – September 30, 2012.

Security – The Debentures are not secured by any mortgage, pledge, hypothec or other charge and are subordinate to all existing and future Senior Indebtedness of Zarlink.

Interest – The Debentures bear interest at a rate of 6.0% per annum, payable semi-annually on June 30 and December 31 of each year until maturity.

Conversion Rate – Debenture holders have the right, at the option of the holder, at any time prior to the close of business on the maturity date, to convert their Debentures into Common Shares of the Company at a conversion price of $2.45 per Common Share (the “Conversion Price”), which is approximately 40.82 Common Shares for each $100 principal amount of Debentures.

Redemption by Zarlink – After September 30, 2011, and before the maturity date, the Debentures may be redeemed in whole or in part from time to time at the option of Zarlink on not more than 60 days’ and not less than 30 days’ prior written notice at a price equal to their principal amount plus accrued and unpaid interest thereon, provided that the then current market price on the date on which notice of redemption is given, is not less than 125% of the Conversion Price.

Under certain conditions, Zarlink may, at its option, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which are due on maturity, as the case may be, by issuing and delivering a specified number of freely tradable Common Shares to the Debenture holders.  Any accrued and unpaid interest thereon will be paid in cash.

Subject to complying with applicable securities legislation, Zarlink may repurchase Debentures on the open market and through negotiated transactions. In fact, on October 23, 2008, the TSX accepted the Company's Notice of Intention (the “Debenture Notice”) to make a Normal Course Issuer Bid with respect to the Debentures.  In the Debenture Notice, the Company stated its intention to repurchase at the prevailing market price, up to $7,865,000 in aggregate principal amount of the Debentures, representing approximately 10% of its public float of Debentures as of October 22, 2008.  By November 17, 2008, the Company had repurchased for cancellation the maximum amount of Debentures permitted, at an average price of $40.00 for each $100 principal amount of Debentures.

External Environment

Economic Conditions

A sound valuation of a business or business interest must consider current and prospective economic conditions, in both the national economy and the industry or industries with which the subject company is allied.  The major variables reviewed in order to evaluate the overall state of a national economy include, among others, the current level of and changes in the real gross domestic product (“GDP”), interest rates, unemployment rates and inflation.  An overview of the U.S. national economy for the last several years, as well as a consideration of forecast data follows.

GDP measures the value of all final goods and services produced in a given economy.  Two measures of GDP are currently quoted, nominal and real GDP.  Due to inflationary pressures, nominal GDP will tend to increase over time, thus preventing analysts from obtaining an accurate picture of the overall economy.  As a result, a more accurate measure of economic growth is obtained using real GDP.  Real GDP removes the effects of inflation from nominal GDP, thereby increasing comparability and consistency.

Gross Domestic Product

The U.S. Department of Commerce reported that the nation's economy decreased at an annual rate of 6.1% in the first quarter of 2009, as indicated by the GDP.  The much worse-than-expected first-quarter figure is slightly less severe than the 6.3% decrease in the previous quarter, but down significantly from the 0.5% decrease in the third quarter of 2008.  The first-quarter figure was the second biggest drop in 26 years, behind only the fourth-quarter 2008 figure and the two quarters combined to represent the worst half-year GDP performance since 1958.  In 2008, the economy grew by 1.1%, compared to increases of 2.0% in 2007 and 2.8% in 2006.  The decrease in first-quarter GDP was largely attributed to a sharp decline in business inventories, residential fixed investment, and equipment and software expenditures, but was partly offset by an increase in personal consumption expenditures and a smaller trade gap.

Consumer Prices and Inflation Rates

Inflationary pressures were relatively tame during the first quarter of 2009.  According to the U.S. Department of Commerce, the price index for gross domestic purchases, which measures prices paid by U.S. residents, decreased by 1.0% in the first quarter of 2009 after declining by 3.9% in the previous quarter.  Excluding food and energy prices, the price index for gross domestic purchases grew by 1.4% in the first quarter after increasing by 1.2% in the previous quarter.

The U.S. Department of Labor reported that the Producer Price Index for Finished Goods, which measures inflationary pressures before they reach consumers, decreased by 1.2% in March 2009, following increases of 0.1% in February and 0.8% in January.

Interest Rates

The Federal Open Market Committee (“FOMC”) met four times during the first quarter of 2009, including two unscheduled meetings, and issued two statements on their target for the federal funds rate.  The federal funds rate is the interest rate at which a commercial bank lends immediately available funds in balances at the Federal Reserve to another commercial bank.

At their first scheduled meeting on January 28, the FOMC decided to keep the target for the federal funds rate unchanged from the prior quarter at a range of 0% to 0.25%.

At their second scheduled meeting on March 18, the FOMC again left the target for the federal funds rate unchanged at 0% to 0.25%.  In their statement, they concluded that all the available information indicated that the economy has continued to contract. Consumer sentiment and spending have decreased as a result of job losses, tight credit conditions, and declining equity and housing wealth.  At this meeting, the FOMC decided to purchase up to $US 750 billion of additional agency mortgage-backed securities, as well as increase its future purchases of agency debt, in order to provide greater support to mortgage lending and housing markets.

Unemployment

The unemployment rate jumped to 8.1% during the first quarter of 2009, up from the 6.9% rate posted in the previous quarter.  The number of unemployed persons was 12.415 million in the first quarter, compared to 10.602 million in the last quarter of 2008.  Since the recession began in December 2007, 5.1 million jobs have been lost with almost two-thirds of the decrease in jobs occurring in the last five months.  While employment in most job sectors was hit hard during the first quarter, only jobs in education and health services, as well as in the government, saw gains over the quarter.

Economic Outlook

While the first quarter economic decline was worse than most economists forecasted, many now predict some modest improvement for the remainder of the year. According to Consensus Economics, Inc., publisher of Consensus Forecasts - USA, the real GDP is expected to decrease by 2.1% in the second quarter of 2009, but gain 0.1% in the third quarter of the year (percentage change from previous quarter, seasonally adjusted annual rates).  In 2009, the real GDP growth rate is expected to decrease by 2.7%, while increasing by 1.8% in 2010 (average percentage change on previous calendar year).  In the long term, the real GDP is expected to grow by 3.1% for 2011-2019 (average percentage change over previous year).

According to the survey, consumer prices will decrease 0.7% in 2009 and increase 1.6% in 2010.  In the long term, Consensus Forecasts - USA also predicts consumer prices will grow by 2.3% for 2011-2019 (average percentage change over previous year).  Producer prices are expected to decrease 3.5% in 2009 and rise by 1.5% in 2010.

Historical Economic Data and Forecasts 2004-2019

Industry Conditions

Zarlink operates primarily in the communications, medical products and optical products segments of the larger global semiconductor market.

According to the Semiconductor Industry Association (“SIA”), global sales of semiconductors were negatively impacted by the worldwide economic turmoil in 2008, resulting in the first year over year sales decrease since 2001.  Total sales for 2008 approximated $US 248.6 billion as compared to $US 255.6 billion in 2007, a drop of 2.8%.  The sales decline is more pronounced if we examine most recent quarterly data, with Q1 2009 revenues totaling $US 44.0 billion, a 29.9% decline from the same quarter in 2008. Q1 2009 sales declined by 15.7% from Q4 2008 when sales were $US 52.2 billion, but the news wasn’t universally negative, as March sales saw an increase of 3.3% versus February.

At the end of April 2009, Standard and Poor’s (“S&P”) had a neutral outlook on the semiconductor industry. Despite its forecast for a 19.0% decline in industry revenues for 2009, S&P believed that the worst of the recent decline was behind the industry and that positive growth would resume in 2010, albeit at a moderate pace. S&P expected that it could take a few years for demand to recover to the peak levels of 2008.

Semiconductor demand in the communications segment of the industry is driven mainly by the capital expenditures of communications service providers.  This, in turn, is impacted by overall economic conditions, the ability of service providers to secure equipment financing, the need for more effective and lower cost networking equipment, and an ongoing trend toward the delivery of
“triple play” voice, video and data services over a converged network.

According to a report on Global Carrier Capex by Credit Suisse, the short term outlook for the capital spending of service providers will be challenging.  Credit Suisse forecasts that aggregate capital investment by the global carriers will decline by 10.2% in 2009, followed by a 0.4% decrease in 2010.

Longer term, however, capex was expected to be supported by the need of traditional telephone networks, which comprise the majority of existing communications infrastructure, to upgrade their equipment from circuit switched to packet switched technologies.

Medical semiconductors are designed into implantable devices including defibrillators, pacemakers, and neurostimulators, and also have applications in home care, clinical care, and medical imaging equipment.  The demand for semiconductors used in medical electronics is driven primarily by the health care needs of an aging population, the increasing semiconductor content of medical equipment, the development of new products and the willingness of doctors to adopt such products, and the willingness of insurance companies to cover medical equipment expenses. According to Databeans Research Group, medical electronics is the fastest growing segment in the industrial semiconductor market, and was expected to surpass $US 6.2 billion in annual revenues by 2013.

The semiconductor industry as a whole is intensely competitive, and subject to rapid technological change and evolving standards.  The market is cyclical in nature, and characterized by high barriers to entry in the form of technical expertise and the start up costs associated with production facilities.  “Fabless” or “fab-light” manufacturing options can mitigate start up production costs, however.

Competition in Zarlink’s specific segments of the semiconductor market is based mainly on design and system expertise, customer relationships, service and support.  In the communications segment of the market, management has advised that the Company’s main competitors include PMC-Sierra, Inc., Agere Systems, Inc., Infineon Technologies AG, Integrated Device Technology, Inc., Silicon Laboratories, Inc., and Semtech Corporation.  In the medical IC market, Zarlink competes with American Microsystems, Inc. and Microsemi Inc.  In all segments, Zarlink also competes with the in-house design capabilities of the original equipment manufacturers and smaller Application Specific Integrated Circuit (“ASIC”) design houses.

Sources of information used in this industry analysis comprise:

▪	S&P Industry Surveys - Semiconductors: dated May 14, 2009;

▪	“March Chip Sales Rebound Slightly from February”: by The Semiconductor Industry Association dated May 1, 2009;

▪	“Global Carrier Capex” produced by Credit Suisse and dated January 30, 2009;

▪	2008 Medical Semiconductors: by Databeans Research Group, dated July 2008;

▪	Securities filings of publicly traded industry participants.

Valuation of the Debentures

Definition of Value

The valuation analysis contained herein is based on the concept of fair market value, which is defined in Section 1.1 of MI 61-101 as “the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act.”

Additionally, as per Section 6.4(2)(d) of MI 61-101, our determination of fair market value did not include a downward adjustment to reflect the Debentures’ lack of liquidity, the effect of the Offer on the Debentures, or the fact that the Debentures do not, at the Valuation Date, form part of a controlling interest.

Components of the Debentures and Sensitivity Analysis

Given their convertibility feature, the Debentures can be seen as having two components of value: the income and principal repayment of a conventional debt instrument, coupled with a call on the equity of Zarlink.

When the price of a common stock underlying a convertible debt security is below the conversion price, the embedded call option is said to be “out of the money”. When the common stock price is significantly below the conversion price, the convertible debt security behaves very much like straight debt.  This is the case with the Debentures at the Valuation Date, given Zarlink’s common stock price of $0.42 and a Debenture conversion price of $2.45.  Both the conversion option and soft call option attributable to the issuer’s option to redeem after September 30, 2011, are deep out of the money and contribute relatively little to the overall value of the instrument. In this case, the key driver of value for the Debentures will be the credit spread.

Accordingly, we have presented a range of values for each of our considered methodologies. For each methodology, we calculated the sensitivity of value to changes in the credit spread by estimating Debenture values with credit spreads equal to 25.0%, 27.5% and 30.0%. The results are presented in the relevant sections of our report.

Methodologies

We valued the Debentures using three methods: 1) the Tsiveriotis and Fernandes Model, 2) Structural Credit Spread Models, and 3) the Discounted Cash Flow (“DCF”) Method. Tsiveriotis and Fernandes (“T&F”) was selected as our primary methodology given that it recognizes both the debt and equity portions of convertible debt, recognizes the possibility of conversion prior to maturity, and can incorporate features such as callability by the issuer and putability by the holder. The results derived using T&F were checked for reasonableness using the Structural Credit Spread Models and DCF Method.

Terms and Assumptions

With a few minor exceptions dictated by the unique requirements of our three methodologies, we applied the following Debenture terms and valuation assumptions:

Credit Spreads

In selecting a credit spread appropriate for valuing the Debentures, we considered the following, among other factors:

▪	Yields on comparable convertible and non-convertible debt issues of similar coupon and maturity; (see Exhibit D)

▪	The implied Option Adjusted Spreads (“OAS”) for comparable company debt issues of similar coupon and maturity, in particular those of Advanced Micro Devices, Inc. and Amkor Technology, Inc.;

▪	3 year Credit Default Swap (“CDS”) spreads for comparable issues, in particular, those of Advanced Micro Devices, Inc. and Freescale Semiconductor, Inc.;

▪	Zarlink’s financial ratios considered in comparison to those of guideline companies with S&P rated debt, with an emphasis on financial leverage and health ratios; (see Exhibit E)

▪	Company specific factors, including Zarlink’s substantial unrestricted cash balance at the Valuation Date; and

▪	The unsecured, subordinated rank of the Debentures.

Several of the factors considered above, including comparable bond yields, OAS, and CDS spreads, required that we identify companies with characteristics similar to those of Zarlink. The criteria used in the selection of our comparable companies included similarity of business risks, comparable liquidity, profitability and especially financial leverage and health ratios, the existence of S&P rated debt issues and convertible debt issues in particular, and consideration of the guideline companies selected by analysts covering Zarlink.

Based on these criteria, 7 comparable companies were selected.  The companies chosen are briefly described as follows:

▪	Advanced Micro Devices, Inc.

Advanced Micro Devices, Inc. is a global semiconductor company, offering x86 microprocessors for the commercial and consumer markets, embedded microprocessors for commercial, commercial client and consumer markets and chipsets for desktop and notebook personal computers, professional workstations and servers.

▪	Amkor Technology, Inc.

Amkor Technology, Inc. is a subcontractor of semiconductor packaging and test services. Its packages are designed for application specific, body size, and electrical connection requirements to provide optimal electrical connectivity and thermal performance.

▪	Ciena Corporation

Ciena Corporation is a provider of communications networking equipment, software and services that support the transport, switching, aggregation and management of voice, video, and data traffic. Ciena’s optical service delivery and carrier Ethernet service delivery products are used individually, or as part of an integrated solution, in communications networks operated by service providers, cable operators, governments and enterprises around the globe.

▪	Conexant Systems, Inc.

Conexant Systems, Inc. designs, develops and sells semiconductor system solutions, consisting of semiconductor devices, software and reference designs, for imaging, video, audio, and modem applications. These include a portfolio of imaging solutions for multifunction printers, fax platforms, and digital photo frame market segments.

▪	National Semiconductor Corporation

National Semiconductor Corporation is a semiconductor company focused on analog and mixed-signal integrated circuits. It designs, develops, manufactures and markets analog-intensive solutions that provide performance in electronic systems. It has a diversified product portfolio, which includes products, such as power management circuits, audio and operational amplifiers, display drivers, communication interface products, and data conversion solutions.

▪	ON Semiconductor Corp.

ON Semiconductor Corporation is a global supplier of power, analog, digital signal processing, mixed signal, advanced logic, data management semiconductors, memory and standard component devices. It designs, manufactures and markets semiconductor components that address the design needs of electronic systems and products. ON Semiconductor operates through five segments: automotive and power regulation, computing, digital and consumer, standard products and the custom and foundry product group.

▪	Xilinx, Inc.

Xilinx, Inc. designs, develops and markets complete programmable logic solutions. These solutions have components, such as integrated circuits in the form of programmable logic devices (“PLD”s), software design tools to program the PLDs, predefined system functions delivered as intellectual property cores, design services, customer training, and field engineering and technical support.

Having selected our comparable companies, we then searched for data regarding their OAS and CDS spreads, and bond yields for issues with similar coupon and maturity to the Debentures. An OAS is a spread over a base curve which allows the comparison of similar debt products with different embedded options, while a company’s CDS spread is the cost per annum for protection against a default by the company. While OAS and CDS spreads approach the question of spread from different angles with respect to default probability and risk, the two indications are largely comparable. Using Bloomberg, we identified OAS spreads for the bonds of Advanced Micro Devices (“AMD”) and Amkor Technologies of 30% and 55%-65% respectively. We also identified CDS spreads for the debt of AMD and Freescale Semiconductor, Inc.  equal to 23% and 31% respectively. Freescale was not included as one of our guideline companies because it is a privately held company, but it was engaged in the design and manufacture of embedded processors. Guideline company bond yields varied considerably up to a high of 26.3% for ADM, and are presented in Exhibit D.

Considering all of the above listed factors and data, we selected a range of credit spreads from 25.0% to 30.0% as being appropriate to a valuation of the Debentures.

Share Volatility

Share volatility represents the volatility of Zarlink’s common stock for a term matching the option expiry, obtained from Bloomberg.

3 Year Risk Free Rate

The 3 year risk free rate was obtained from the U.S. Swaps curve.

Dividend Rate

The Board did not expect to pay dividends on the Company’s common stock for the foreseeable future.

Tsiveriotis and Fernandes Model

A key idea behind the T&F model is that the equity and debt components of a convertible bond have different default risks. The equity component has no default risk since the issuer can always issue its own stock, and thus the equity component should be discounted at the risk-free rate. Interest and principal payments however, and any put provisions, depend on the issuer’s timely access to the necessary cash and therefore expose the holder to credit risk. Accordingly, the debt component should be discounted at the risk-free rate plus a credit spread.

The T&F Model simultaneously values the fixed income and equity components of convertible debt.  It consists of two coupled linear partial differential equations, one for the equity component of the Debentures and one for the debt component.

Our approach to finding the solution of these equations is based on a recombining binomial tree as outlined in the standard textbook by John Hull (“Options, Futures, and Other Derivatives,” Sixth Edition, 2006), with minor extensions. The binomial tree captures the movement of Zarlink’s stock price as governed by its estimated volatility, and the value of the debt portion of the Debentures as governed by the possible movement of interest rates.

The life of the tree is set equal to the life of the Debentures.  In a standard fashion, the tree is evaluated starting at the final node and moving backwards in time. At each earlier node, the stock price and value of the debt security are compared, subject to the respective rights of the Debenture holder and issuer.  At nodes where conversion into common stock is allowed, we test whether exercise of this option would be optimal.  If the company has the option to call the bond at a particular node, we estimate whether it is optimal to do so, and if so, we test again to see if conversion into stock would be optimal since holders have this right upon exercise of the issuer’s call.

Summary

Based on the preceding discussion of the T&F valuation process, the indicated fair market value of the Debentures (per $100 principal amount) fell within the following range.

Structural Credit Spread Models

Following the model set out by Robert Merton and other similar structural models, Bloomberg’s OVCV convertible debt pricing function models the evolution of firm value using an estimate of volatility. In order to consider the debt component of the debentures, the model evolves interest rates using a standard Black-Derman-Toy interest rate tree.

The OVCV function may be run with a credit spread above a chosen curve of risk free rates that is fixed (“Standard Structural Model” or “SSM”), or one that varies, widening when the equity value of the firm is low and narrowing when it is high (“Dynamic Structural Model” or “DSM”).  We have cross-checked our T&F valuation results using both of these models.

Summary

The valuation results of the Structural Credit Spread Models (per $100 principal amount) approximate those derived using the T&F model ($51.10 to $58.60) as shown below.

Discounted Cash Flow Method

As mentioned previously, the Debentures can be seen as having two components of value: the coupon payments and principal repayment of a conventional debt instrument, plus a call on the equity of Zarlink. Accordingly, the Debentures can be modeled by combining a discounted cash flow calculation with the Black-Scholes model for valuing equity call options.

Discount Rate

In considering an appropriate discount rate for the cash flows attributable to the Debentures, we used the previously derived credit spread of 25.0% to 30.0%, plus the 3 year risk free rate. This yielded a range of discount rates from 26.4% to 31.4%. The selected discount rates were applied to the expected cash flows of the Debentures to produce estimates of their present values, as shown in Exhibit B.

Option Value – Convertibility Feature

To the present value of the cash flows calculated above, we added the value of the embedded call option as estimated using the Black-Scholes Merton (“Black-Scholes”) option pricing model.

In its most general form, the Black-Scholes model uses six variables to estimate an option’s value as shown in the following table:

CALL OPTION ASSUMPTION TABLE

Variable	Description	Metric Employed
Stock Price	Market price of the underlying security on which the option is based	Zarlink’s Valuation Date Common Stock Price = $0.42
Exercise Price	Strike Price of the embedded option	X = $2.45
Expiration Date	The date by which the option must be exercised, or it will expire	Equal to the Debentures’ maturity of 3.4 years
Volatility	Measurement of how the underlying security price fluctuates about its mean value	Stock price volatility of Zarlink’s Common Stock = 60.0%
Risk Free Rate	The return on a risk free security	Yield on 3.4 year zero coupon Treasury Note = 1.53%
Dividend Yield	Dividends paid to share class being valued	Common shares are not expected to receive a dividend = 0.0%

Employing the above described Black-Scholes Model, the Debenture holders’ call option had an estimated value of $1.03 (per $100 principal amount) with calculations presented in Exhibit C.

Summary

Adding the present value of the Debentures’ cash flows to the value of the holder’s call option produces the following results (per $100 principal amount).

The primary weaknesses of the DCF approach to valuing convertible debt are its inability to incorporate the possibility of early exercise and features such as callability by the issuer and putability by the holder. Consequently, the values generated by the DCF approach should be considered as an upper band in our valuation. There may be an element of double counting due to the early exercise issue, and the DCF values do not consider the impact on value of management’s soft call. The DCF approach has been applied only as a broad check on the reasonableness of the T&F Model. The low to mid-range values generated by the DCF Method approximate those derived using T&F ($51.10 to $58.60).

Conclusion

Based on the scope of our review and subject to the assumptions, restrictions and limitations set out herein, it is our opinion that the fair market value of the Debentures fell within the following range (per $100 principal amount) as of May 18, 2009:

$51.10 to $58.60

The above range reflects the low and high values generated using our primary valuation methodology (T&F), which was supported by the results of both the Structural Credit Spread and DCF Models.

We note that the trading price of the Debentures was $62.00 at the Valuation Date, above our estimated range. Possible causes of this price differential include generally improved financial market conditions, and possible anticipation by some market participants of a Debenture repurchase, given Zarlink’s recent history of securities repurchases and significant unrestricted cash balance. To remain consistent with Section 6.4(2)(d) of MI 61-101, however, our determination of fair market value must exclude the effect of the Offer on the Debentures. Recent repurchases include the normal course issuer bid for the Debentures completed in November 2008, and a normal course issuer bid for Zarlink’s common shares launched in FYE 2009.

This report is not, and should not be construed as, a recommendation to a holder of Zarlink’s Debentures, or to others, to take any course of action. This report has been drafted solely for the purpose stated, it may not have considered issues relevant to third parties and American Appraisal shall have no responsibility whatsoever to any third party. Any use a third party makes of this report is entirely at its own risk.

Respectfully submitted,

(singed)  American Appraisal Canada, Inc.

American Appraisal Canada, Inc.

No third party shall have the right of reliance on this report and neither receipt nor possession of this report by any third party shall create any express or implied third-party beneficiary rights.

We reserve the right, but will be under no obligation, to review all calculations referred to in this report and, if considered necessary by us, to revise our estimates in the light of any new facts, trends or changing conditions existing at any date prior to or at the Valuation Date, which become apparent to us subsequent to the date of this report.

713-011

Exhibit A
Valuation Summary

Zarlink Semiconductor Inc. **Exhibit A**
Valuation of Convertible Debentures
Valuation Summary
As of May 18, 2009

Valuation Approach

		Low $CD	Mid-Point $CD	High $CD
	Tsiveriotis & Fernandes Model	$ 51.10	$ 54.70	$ 58.60
	Standard Structural Credit Spread Model	$ 51.30	$ 54.30	$ 57.60
	-With Dynamic Credit Spreads	$ 49.30	$ 52.60	$ 56.10
(1)	Discounted Cash Flow Method	$ 55.56	$ 58.64	$ 61.98
(2)	**Concluded Fair Market Value Range**	$ 51.10	to	$ 58.60

Notes:

(1) Please see Exhibits B and C.

(2) Based on the value range using Tsiveriotis & Fernandes ("T&S"). T&S was used as the primary valuation methodology, with results checked for reasonableness using the Structural Credit Spread Model and the Discounted Cash Flow Method.

Exhibit B
Discounted Cash Flow Analysis

Zarlink Semiconductor Inc. **Exhibit B**
Valuation of Convertible Debentures
Discounted Cash Flow Analysis
As of May 18, 2009

Assumptions:

(1)	Discount Rate	28.9%
(2)	Coupon Rate	6.0%
(2)	Principle Amount	$ 100.00
	Monetary Units	$CD

		30-Jun-09	31-Dec-09	30-Jun-10	31-Dec-10	30-Jun-11	31-Dec-11	30-Jun-12	30-Sep-12
(3)	Interest Payment	$ 3.00	$ 3.00	$ 3.00	$ 3.00	$ 3.00	$ 3.00	$ 3.00	$ 1.50
	Principal								$ 100.00
	Total	$ 3.00	$ 3.00	$ 3.00	$ 3.00	$ 3.00	$ 3.00	$ 3.00	$ 101.50
	Discount Periods	0.1167	0.6194	1.1167	1.6194	2.1167	2.6194	3.1167	3.3667
	Present Value Factor	0.9709	0.8546	0.7534	0.6632	0.5847	0.5147	0.4537	0.4259
	Present Value of Cash Flows	$ 2.91	$ 2.56	$ 2.26	$ 1.99	$ 1.75	$ 1.54	$ 1.36	$ 43.22

	Sum of Present Values	$ 57.61
(4)	Plus: Value of Call Option	1.03
	Total Fair Market Value of Convertible Debenture	**$ 58.64**

Sensitivity Table			
Discount Rate	26.4%	28.9%	31.4%
Fair Market Value	$ 61.98	$ 58.64	$ 55.56

Notes:

(1) Discount rate was selected giving consideration to yields on comparable debt issues of similar coupon and maturity, the implied Option Adjusted Spreads for comparable debt issues of similar coupon and maturity, 3 year Credit Default Swap spreads for comparable issues, Zarlink's financial ratios versus those of comparable companies with S&P rated debt, the unsecured subordinated rank of the Debentures, company specific factors including Zarlink's substantial unresticted cash balance, and other factors.

(2) Terms as per Zarlink's Short Form Prospectus dated July 24, 2007.

(3) Calculated as ($100 x 6.0%) ÷ 2 for all semi-annual periods except September 30, 2012 which represents a 3 month period.

(4) Represents the value of the debentures' convertibility feature. Please see Exhibit C for calculations.

Exhibit C
Black-Scholes Merton Option Analysis

Zarlink Semiconductor Inc. | **Exhibit C**

Valuation of Convertible Debentures

Summary of Black-Scholes Merton Option Analysis - Convertibility Feature

As of May 18, 2009

$CD

	Expected Term		3.37 Years
	Valuation Date		05/18/2009
	Expiration Date		09/30/2012
(1)	T = Time Until Expiration (Years)		3.37
(2)	S = Stock Price	$	0.42
	K = Strike Price	$	2.45
(3)	Annual Dividend Yield		0.0%
(4)	V = Annual Standard Deviation		60.0%
(5)	R = Risk Free Rate (Annual)		1.53%
	R' = Risk Free Rate (Continuous)		1.53%
	CALCULATIONS		
	d1		-1.0047
	N(d1)		0.1575
	d2		-2.1057
	N(d2)		0.0176
	Call Option Value Per Share	$	**0.03**
	Times: Conversion Ratio		40.82
	Fair Market Value of Debenture Convertibility Feature	$	**1.03**

Notes:

(1) Based on the maturity date of Zarlink's convertible debentures.
(2) The closing price of Zarlink's common stock as of the Valuation Date.
(3) Management expects to pay a 0% dividend yield over the expected term of the option.
(4) Annual standard deviation based on the price volatility analysis of Zarlink's common stock, as provided by Bloomberg.
(5) Risk-free rate based upon yield on U.S. Treasury zero coupon notes (STRIPS) as of the valuation date, with maturity matching the expected option term.

Exhibit D
Comparable Bond Yields

Zarlink Semiconductor Inc.
Valuation of Convertible Debentures
Comparable Bond Yields
As of May 18, 2009

Exhibit D

Issuer	Issue	Maturity	S&P Rating (1)	Yield (2)
Advanced Micro Devices, Inc.	$US 1.5 billion 5.75% sr nts Convertible	08/15/12	CCC+	26.26%
Amkor Technology, Inc.	$US 250 million 7.125% sr nts	03/15/11	B+	7.57%
	$US 190 million 2.5% sr sub nts Convertible	05/15/11	B-	8.10%
Ciena Corporation	$US 300 million 0.25% sr nts Convertible	05/01/13	B+	12.02%
	$US 500 million 0.875% sr nts Convertible	06/15/17	B+	10.68%
Conexant Systems, Inc.	$US 275 million sr secd nts	11/15/10	B	N.A.
National Semiconductor Corporation	$US 250 million fltg rate sr unsecd nts	06/15/10	BB+	N.A.
	$US 375 million 6.15% sr unsecd nts	06/15/12	BB+	6.88%
	$US 375 million 6.6% sr unsecd nts	06/15/17	BB+	9.18%
ON Semiconductor Corp.	$US 259.5 million zero cpn sr sub nts Convertible ser B	04/15/24	B+	0.90%
Xilinx, Inc.	$US 1 billion 3.125% jr sub debs Convertible	03/15/37	BB	4.96%

Notes:
(1) Source: Standard and Poor's.
(2) Source: Bloomberg.

Exhibit E
Comparative Ratio Analysis

Exhibit F
Assumptions and Limiting Conditions

Assumptions and Limiting Conditions

This service was performed with the following general assumptions and limiting conditions.

To the best of our knowledge, all data, including historical financial data, if any, relied upon in reaching opinions and conclusions or set forth in this report are true and accurate.  Although gathered from sources that we believe are reliable, no guarantee is made nor liability assumed for the truth or accuracy of any data, opinions, or estimates furnished by others that have been used in this analysis.

No responsibility is assumed for matters legal in nature.  No investigation has been made of the title to or any liabilities against the property appraised.  We have assumed that the owner’s claim is valid, the property rights are good and marketable, and there are no encumbrances that cannot be cleared through normal processes, unless otherwise stated in the report.

The value or values presented in this report are based upon the premises outlined herein.

The date of value to which the conclusions and opinions expressed apply is set forth in the report.  The value opinion presented therein is based on the status of the economy and on the purchasing power of the currency stated in the report as of the date of value.

This report has been made only for the use or uses stated, and it is neither intended nor valid for any other use.

Possession of this report or any copy thereof does not carry with it the right of publication.  No portion of this report (especially any conclusion, the identity of any individuals signing or associated with this report or the firms with which they are connected, or any reference to the professional associations or organizations with which they are affiliated or the designations awarded by those organizations) shall be disseminated to third parties through prospectus, advertising, public relations, news, or any other means of communication without the written consent and approval of American Appraisal.

Areas, dimensions, and descriptions of property, if any, used in this analysis have not been verified, unless stated to the contrary in the report.  Any areas, dimensions, and descriptions of property included in the report are provided for identification purposes only, and no one should use this information in a conveyance or other legal document.  Plans, if any, presented in the report are intended only as aids in visualizing the property and its environment.  Although the material was prepared using the best available data, it should not be considered as a survey or scaled for size.

Unless stated to the contrary in the report, no environmental impact study has been ordered or made. Full compliance with all applicable laws and governmental regulations is assumed unless otherwise stated, defined, and considered in the report.  We have also assumed responsible ownership and that all required licenses, consents, or other legislative or administrative authority from any applicable government or private entity organization either have been or can be obtained or renewed for any use that is relevant to this analysis.

The value estimate contained within the report specifically excludes the impact of substances such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic wastes, or other potentially hazardous materials or of structural damage or environmental contamination resulting from earthquakes or other causes, unless stated to the contrary in the report.  It is recommended that the reader of the report consult a qualified structural engineer and/or industrial hygienist for the evaluation of possible structural/environmental defects, the existence of which could have a material impact on value.

The Letter of Transmittal, certificates for Debentures and any other required documents must be sent or delivered by each depositing holder or the depositing holder’s broker, commercial bank, trust company or other nominee to the Depositary at one of its addresses specified below.

By Mail: Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	By Registered Mail, Hand or Courier: Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions
Toll Free: 1-800-564-6523 Email: corporateactions@computershare.com
Any questions or requests for assistance may be directed to the Depositary at the addresses and telephone number specified above.  Holders may also contact their broker, commercial bank or trust company for assistance concerning the Offer.  Additional copies of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary.  Manually executed photocopied of the Letter of Transmittal will be accepted.

DOCUMENT #2

The Instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal.  The Depositary or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL
To Deposit 6% convertible unsecured subordinated debentures of
ZARLINK SEMICONDUCTOR INC.
Pursuant to the Offer to Purchase

Dated June 8, 2009

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JULY 15, 2009, UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.
Toll free: 1-800-564-6523
E-mail: corporateactions@computershare.com

By Mail: P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	By Registered Mail, Hand or Courier: 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions
This Letter of Transmittal is to be used only if certificates for Debentures (as defined below) are to be forwarded to it pursuant to Section 3 of the Offer to Purchase (as defined below).
TO:                          ZARLINK SEMICONDUCTOR INC. (“ZARLINK”)
AND TO:                      COMPUTERSHARE INVESTOR SERVICES INC. (THE “DEPOSITARY”)

The undersigned delivers to Zarlink the enclosed certificate(s) for 6% convertible unsecured subordinated debentures (the “Debentures”) and, subject only to the provisions of the Offer to Purchase dated June 8, 2009 (the “Offer to Purchase”) regarding withdrawal, irrevocably accepts the Offer for such Debentures upon the terms and conditions contained in the Offer (as defined below).  The following are the details of the enclosed certificate(s):

DESCRIPTION OF DEBENTURES DEPOSITED (See Instructions 3 and 4)
Name(s) and Address(es) of Registered Owner (s) (Please Fill in Exactly as Name(s) Appear(s) on Debenture Certificate(s))

Debenture Deposited (Attach signed list if necessary)
Debenture Certificate Number(s)	Principal Amount of Debentures Represented by Certificate(s)	Principal Amount of Debentures Deposited

Total Number of Debentures Deposited
*    If you desire to deposit less than the principal amount of the Debentures evidenced by any debenture certificates listed above, indicate in this column the principal amount of Debentures you wish to deposit. Otherwise, the entire principal amount of Debentures evidenced by such debenture certificates will be considered to have been deposited. See Instruction 4 in this Letter of Transmittal.

Delivery of this instrument to an address other than those shown above does not constitute a valid delivery.

DEBENTUREHOLDERS WHO WISH TO DEPOSIT DEBENTURES UNDER THE OFFER AND WHOSE CERTIFICATE IS REGISTERED IN THE NAME OF AN INVESTMENT DEALER, STOCK BROKER, BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD IMMEDIATELY CONTACT SUCH NOMINEE IN ORDER TO TAKE THE NECESSARY STEPS TO BE ABLE TO DEPOSIT SUCH DEBENTURES UNDER THE OFFER. PARTICIPANTS OF CDS AND DTC SHOULD CONTACT SUCH DEPOSITARY WITH RESPECT TO THE DEPOSIT OF THEIR DEBENTURES UNDER THE TERMS OF THE OFFER.

Debentureholders whose certificates are not immediately available or who cannot deliver to the Depositary their certificates for Debentures and all other documents which this Letter of Transmittal requires by the Expiration Date (as defined in the Offer to Purchase) may only deposit their Debentures according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2 in this Letter of Transmittal.

The undersigned hereby deposits to Zarlink the above-described Debentures (the “Debentures”) at the price for $1,000 principal amount of Debentures indicated in this Letter of Transmittal or pursuant to a Purchase Price Tender (as defined in the Offer to Purchase), as specified below, net to the Debentureholder in cash (subject to applicable withholding taxes, if any) and upon the terms and subject to the conditions set forth in the Offer to Purchase, the accompanying Issuer Bid Circular (the “Circular”), and this Letter of Transmittal (all of which, together, constitute the “Offer”).

Subject to and effective upon acceptance for purchase of the Debentures deposited hereby in accordance with the terms of the Offer pursuant to an Auction Tender (as defined in the Offer to Purchase) or pursuant to a Purchase Price Tender, the undersigned hereby sells, assigns and transfers to or upon the order of Zarlink all rights, title and interest in and to all Debentures deposited hereby and in and to any and all rights, benefits and claims in respect thereof or arising, or having arisen as a result of the undersigned’s status as a Debentureholder of Zarlink and in and to any and all distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred, or may be payable, issuable, distributable or transferable, on or in respect of such Debentures or any of them on or after the date upon which the Debentures are taken up and paid for under the Offer other than accrued and unpaid interest up to, but excluding the Expiration Date and hereby irrevocably constitutes and appoints the Depositary and any officer of Zarlink as attorney in-fact of the undersigned with respect to such Debentures, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

(a)
deliver certificates for such Debentures, together with all accompanying evidences of transfer and authenticity, to or upon the order of Zarlink upon receipt by the Depositary, as the undersigned’s agent, of the Purchase Price (as hereinafter defined);

(b)	present certificates for such Debentures for cancellation and transfer on Zarlink’s books; and

(c)	receive all benefits and otherwise exercise all rights of beneficial ownership of such Debentures, subject to the next paragraph, all in accordance with the terms of the Offer.

The undersigned hereby represents and warrants that:

(a)
when and to the extent Zarlink accepts the Debentures for payment, Zarlink will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom;

(b)
on request, the undersigned will execute and deliver any additional documents that the Depositary or Zarlink deems necessary or desirable to complete the assignment, transfer, and purchase of the Debentures deposited hereby; and

(c)	the undersigned has read and agrees to all of the terms of the Offer.

The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates representing Debentures deposited hereby. The certificates representing Debentures deposited and the number of Debentures that the undersigned wishes to deposit should all be indicated in the appropriate boxes. If the deposit is being made pursuant to an Auction Tender, the purchase price at which such Debentures are being deposited should be indicated in Box B - “Auction Tender”.

The undersigned understands that he or she must indicate whether the Debentures are being deposited pursuant to an Auction Tender or a Purchase Price Tender by completing Box A - “Type of Tender”. Debentureholders who deposit Debentures without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.

The undersigned understands that Zarlink will determine a single price for each $1,000 principal amount of Debentures (not less than $500 or more than $700) (the “Purchase Price”) that it will pay for Debentures validly deposited and not withdrawn pursuant to the Offer, taking into account the number of Debentures deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Debentureholders making Auction Tenders, and  the price at which Debentures deposited pursuant to Purchase Price Tenders are considered to be deposited. For the purpose of determining the Purchase Price, Debentures deposited pursuant to Purchase Price Tenders will be considered to have been deposited at $500 for each $1,000 principal amount of Debentures.  The undersigned understands that Zarlink will select the Purchase Price that will allow it to pay $12,000,000 (the “Aggregate Purchase Price”) (or such amount if the Offer is undersubscribed) for the maximum principal amount of Debentures properly deposited pursuant to the Offer at a price not less than $500 per $1,000 principal amount of Debentures or more than $700 per $1,000 principal amount of Debentures pursuant to the Offer.  The undersigned understands and acknowledges that all Debentures properly deposited and not withdrawn pursuant to Auction Tenders at prices at or below the Purchase Price and pursuant to Purchase Price Tenders will be purchased at the Purchase Price, net to the Debentureholder in cash (subject to applicable withholding taxes, if any), upon the terms and subject to the conditions of the Offer, including the applicable pro-ration provisions relating to Debentures deposited, and that Zarlink will return all other Debentures, including Debentures deposited and not withdrawn at prices greater than the Purchase Price, and Debentures not purchased because of pro-ration.

The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, Zarlink may terminate or amend the Offer or may not be required to purchase any of the Debentures deposited hereby or may accept for payment, in accordance with the applicable pro-ration provisions relating to Debentures deposited, fewer than all of the Debentures deposited hereby. The undersigned understands and acknowledges that certificate(s) for any Debentures not deposited or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in Box D - “Special Payment Instructions” or Box E - “Special Delivery Instructions”. The undersigned recognizes that Zarlink has no obligation, pursuant to the Special Payment Instructions, to transfer any certificates for Debentures from the name of the registered owner.

The undersigned understands and acknowledges that acceptance of Debentures by Zarlink for payment will constitute a binding agreement between the undersigned and Zarlink, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

The undersigned understands and acknowledges that payment for Debentures accepted for payment pursuant to the Offer will be made by Zarlink by depositing the aggregate Purchase Price for such Debentures and any accrued and unpaid interest on the Debentures up to, but excluding, the Expiration Date, taken up by Zarlink with the Depositary, which will act as agent for Debentureholders who have properly deposited Debentures in acceptance of the Offer for the purpose of receiving payment from Zarlink and transmitting payment to such Debentureholders. The undersigned further understands and acknowledges that receipt by the Depositary from Zarlink of payment for such Debentures will be deemed to constitute receipt of payment by such Debentureholders. Under no circumstances will interest be paid by Zarlink or the Depositary by reason of any delay in paying for any Debentures or otherwise.

The cheque for the Purchase Price for such of the deposited Debentures as are taken up by Zarlink will be issued to the order of the undersigned and mailed to the address indicated above, unless otherwise indicated in Box D - “Special Payment Instructions”, Box E - “Special Delivery Instructions”, or Box G - “Hold for Pick-Up”. Such payment will be received in Canadian dollars.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this deposit is irrevocable.

If a debenture certificate has been lost, stolen or destroyed, this Letter of Transmittal, including Box K - “Lost, Stolen or Destroyed Certificates” should be completed as fully as possible and forwarded to the Depositary, together with a letter describing the loss, theft or destruction and providing a telephone number. The Depositary will respond with the replacement requirements, which include certain additional documents which must be properly completed and submitted in good order to the Depositary on or prior to the Expiration Date.

3

The undersigned agrees not to exercise any of the other rights or privileges attaching to any of the deposited Debentures taken up and paid for under the Offer, or otherwise act with respect thereto.

The parties acknowledge that they have requested that the present agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English. Les parties reconnaissent avoir exigé la rédaction en anglais de la présente entente, ainsi que de tous documents conclus, avis donnés et procédures judiciaires intentées, directement ou indirectement, relativement ou conformément à la présente entente.

4

BOX A TYPE OF TENDER
Check only one box. If more than one box is checked or if no box is checked, the entire principal amount of Debentures identified above will be deemed to have been tendered by way of a Purchase Price Tender. Debentures are being deposited hereby pursuant to (check one):

o An Auction Tender (Please complete Box B)	o A Purchase Price Tender (Please complete Box C)

BOX B
AUCTION TENDER
This box MUST be completed if Debentures are being deposited pursuant to an Auction Tender.

PRICE (IN CANADIAN DOLLARS) PER $1,000
PRINCIPAL AMOUNT OF DEBENTURES AT WHICH DEBENTURES ARE BEING DEPOSITED:
$ _____________________ (insert amount)

BOX C
PURCHASE PRICE TENDER
This box MUST be completed if Debentures are being deposited pursuant to a Purchase Price Tender.

The undersigned either (check one):

o  is depositing   _____________________   principal amount of Debentures registered in the name of and owned by the undersigned, or

o  is a broker, dealer, bank, trust company or other nominee that is depositing, for the beneficial owners thereof, ___________________ principal amount of Debentures with respect to which it is the owner of record.

IF PORTIONS OF THE PRINCIPAL AMOUNT OF DEBENTURES ARE BEING DEPOSITED AT DIFFERENT PRICES, USE A SEPARATE LETTER OF TRANSMITTAL FOR EACH PRICE SPECIFIED (See INSTRUCTION 5).

5

BOX D
SPECIAL PAYMENT INSTRUCTIONS
(See Instructions 1, 4, 6 and 7)
To be completed ONLY if certificates for Debentures not deposited or not purchased and/or the cheque for the purchase price of Debentures purchased are to be issued in the name of someone other than the person signing Box J.

Issue cheque and/or certificate(s) to:
BOX F JURISDICTION OF RESIDENCE (Please check the appropriate box) I/We hereby declare that the registered holder(s) of the certificate deposited hereunder:
o IS/ARE o IS/ARE NOT
Name __________________________________________	resident(s) of Canada.
(Please Print) Address _________________________________________
_________________________________________	BOX G
HOLD FOR PICK-UP
_________________________________________
(Include Postal Code or Zip Code)	oHold certificates for Debentures and/or cheques for pick up.
(Social Insurance No. or Tax Identification No. or Social Security No.) (Recipients in U.S. to Complete Substitute Form W-9) (See Instruction 10)

BOX E
SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1 , 4, 6 and 7)
To be completed ONLY if certificates for Debentures not deposited or not purchased and/or the cheque for the purchase price of Debentures purchased are to be sent to someone other than the person signing Box I, or to the undersigned at an address other than shown above.

Mail cheque and/or certificate(s) to:

Name _________________________________________
(Please Print) Address _______________________________________
_______________________________________
_______________________________________
(Include Postal Code or Zip Code)

6

BOX H

oCheck here if certificates for deposited Debentures are being delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary and complete the following:

Name(s) of Registered Owner(s) _______________________________________________________________________

Date of Execution of Notice of Guaranteed Delivery ________________________________________________________

Name of Institution Which Guaranteed Delivery ___________________________________________________________

BOX I
DEBENTUREHOLDER(S) SIGN HERE
(See Instructions 1 and 6)
(Recipients in the U.S.: Please Complete
Substitute Form W-9)
Must be signed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter to Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or other legal representative acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 6.

Authorized
Signature(s) ________________________________
              Debentureholder(s) or Legal Representative

_____________________________________
Debentureholder(s) or Legal Representative

Name(s)   __________________________________

Address   _________________________________

____________________________________
(Include Postal Code or Zip Code)

Area Code and Telephone Number  ______________

U.S. Debentureholders must provide their Taxpayer Identification No. or Social Security No.;
Canadian Debentureholders must provide their Social Insurance No. (See Instruction 10)

Date:  ____________________________________

BOX J
SIGNATURE GUARANTEE
(See Instructions 1 and 6)

Authorized
Signature(s)_______________________________________
                             Guarantor

Name ____________________________________________

Firm      ___________________________________________
Address
___________________________________________
        (Include Postal Code or Zip Code)

Area Code and Telephone Number  __________________________________________

Date _____________________________________________

BOX K
LOST, STOLEN OR DESTROYED
CERTIFICATES
To be completed ONLY if certificates representing Debentures being deposited have been lost, stolen or destroyed.
The undersigned has either (check one):

olost his or her certificate(s) representing Debentures;

ohad his or her certificate(s) representing Debentures stolen; or

ohad his or her certificate(s) representing Debentures destroyed.

If a certificate representing Debentures has been lost, stolen or destroyed, this Letter of Transmittal, including this Box K, must be completed as fully as possible and forwarded, together with a letter describing the loss, theft or destruction and providing a telephone number, to the Depositary.  The Depositary will respond with the replacement requirements.

7

INSTRUCTIONS

Forming Part of the Terms of the Offer

1. Signature Guarantees. No guarantee of a signature is required if either:

(a)
this Letter of Transmittal is signed by the registered owner of the Debentures deposited with this Letter of Transmittal and payment and delivery are to be made directly to such holder and such owner has not completed either Box D - “Special Payment Instructions” or Box E “Special Delivery Instructions” above; or

(b)
such Debentures are deposited for the account of a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box J - “Signature Guarantee”. See Instruction 6 in this Letter of Transmittal.

2. Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures. Certificates for all physically deposited Debentures together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, and any other documents required by this Letter of Transmittal, should be hand delivered, couriered or mailed to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date (as defined in the Offer to Purchase).

Debentureholders whose certificates are not immediately available or who cannot deliver certificates for Debentures and all other required documents to the Depositary by the Expiration Date, may only deposit their Debentures by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery (or facsimile of it) to the Depositary by the Expiration Date, which must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery, and by otherwise complying with this guaranteed delivery procedure as set forth in Section 3 of the Offer to Purchase. Pursuant to such guaranteed delivery procedure, the certificates for all physically deposited Debentures, as well as a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Debentures with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by this Letter of Transmittal must be received by the Depositary before 5:00 p.m. (Toronto Time) on the third business day after the Depositary receives such Notice of Guaranteed Delivery. See Section 3 of the Offer to Purchase.

The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by facsimile transmission to the Depositary.

The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently deposited.

The method of delivery of all documents, including certificates for Debentures, is at the election and risk of the depositing Debentureholder. If delivery is by mail, registered mail, properly insured, is recommended.

Zarlink will not purchase Debentures of less than $1,000 principal amount, nor will it accept any alternative, conditional or contingent deposits except as specifically permitted by Section 3 of the Offer to Purchase. All depositing Debentureholders, by execution of this Letter of Transmittal (or a manually executed photocopy of it), waive any right to receive any notice of the acceptance of their deposit.

3. Inadequate Space. If the space provided in the box captioned “Description of Debentures Deposited” is inadequate, the certificate numbers and/or the number of Debentures should be listed on a separate signed schedule and attached to this Letter of Transmittal.

8

4. Partial Deposits and Unpurchased Debentures. If less than the entire principal amount of the Debentures evidenced by any certificate is to be deposited, fill in the number of Debentures which are to be deposited in the box entitled “Number of Debentures Deposited”. In such case, if any principal amount of the deposited Debentures are purchased, a new certificate for the balance of the principal amount of the Debentures evidenced by the old certificate(s) will be issued and sent to the registered holder, unless otherwise specified in Box D - “Special Payment Instructions” or Box E - “Special Delivery Instructions” on this Letter of Transmittal, as soon as reasonably practicable after the Expiration Date. All Debentures represented by the certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated.

5.
(a)
Indication of Type of Tender. To deposit Debentures, the Debentureholder must complete Box A - “Type of Tender” on this Letter of Transmittal or, if applicable, on the Notice of Guaranteed Delivery, indicating whether he or she is depositing Debentures pursuant to an Auction Tender (Box B) or a Purchase Price Tender (Box C). Either Box B or Box C must be checked. If more than one box is checked or if no box is checked, all Debentures identified will be deemed to have been tendered by way of a Purchase Price Tender. The same Debentures cannot be deposited (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) pursuant to both an Auction Tender and a Purchase Price Tender or pursuant to Auction Tenders at more than one price. However, if a Debentureholder desires to deposit Debentures in separate lots at a different type of tender for each lot, such Debentureholder must complete a separate Letter of Transmittal or, if applicable, a Notice of Guaranteed Delivery for each lot which the Debentureholder is depositing.

(b)
Indication of Price at Which Debentures are being Deposited. For Debentures to be properly deposited pursuant to an Auction Tender, the Debentureholder must complete Box B - “Auction Tender” on this Letter of Transmittal indicating the price per $1,000 principal amount of Debentures in Canadian dollars at which he or she is depositing Debentures. A Debentureholder wishing to deposit portions of the principal amount of his or her Debentures pursuant to Auction Tenders at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to deposit each such portion of his or her Debentures. The same Debentures cannot be deposited pursuant to Auction Tenders (unless previously withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price. No price can be specified by Debentureholders making a Purchase Price Tender.

6. Signatures on Letter of Transmittal, Stock Power and Endorsements.

(a)
If Box I in this Letter of Transmittal is signed by the registered owner(s) of the Debentures deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate without any change whatsoever.

(b)	If the Debentures are registered in the names of two or more joint owners, each such owner must sign in Box I in this Letter of Transmittal.

(c)
If any deposited Debentures are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal as there are different registrations of certificates.

(d)
When this Letter of Transmittal is signed by the registered owner(s) of the Debentures listed and transmitted hereby, no endorsements of certificate(s) representing such Debentures or separate stock powers are required unless payment is to be made, or the certificates for Debentures not deposited or not purchased are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. An ownership declaration, which can be obtained from the Depositary, must also be completed and delivered to the Depositary. See Instruction 1 in this Letter of Transmittal.

9

(e)
If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or any other legal representative acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to Zarlink or the Depositary of their authority to so act.

7. Special Payment and Delivery Instructions. If certificates for Debentures not deposited or not purchased and/or cheques are to be issued in the name of a person other than the signer of the Letter of Transmittal, or if such certificates and/or cheques are to be sent to someone other than the signer of the Letter of Transmittal or to the signer at a different address, Box D - “Special Payment Instructions” and/or Box E - “Special Delivery Instructions” must be completed.

8. Irregularities. All questions as to the number of Debentures to be taken up, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Debentures will be determined by Zarlink, in its sole discretion, which determination will be final and binding on all parties. Zarlink reserves the absolute right to reject any or all deposits of Debentures determined by it in its sole discretion not to be in proper form or completed in accordance with the instructions herein and in the Offer or the acceptance for payment of, or payment for, which may, in the opinion of Zarlink’s counsel, be unlawful. Zarlink also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Debentures. No individual deposit of Debentures will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Zarlink, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Zarlink’s interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

9. Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance may be directed to the Depositary at the addresses and telephone and facsimile numbers set forth herein. Additional copies of the Offer to Purchase, the Circular and this Letter of Transmittal and copies of the Notice of Guaranteed Delivery may be obtained from the Depositary or from your local broker, dealer, commercial bank, or trust company.

10. Substitute Form W-9; U.S. Tax Information For U.S. Debentureholders.  Under United States federal income tax law, a U.S. Debentureholder (including, for purposes of this section, beneficial owners of the Debentures) whose deposited Debentures are accepted for purchase is required to provide the Depositary with such Debentureholder’s correct taxpayer identification number (“TIN”), which is generally the Debentureholder’s social security number or federal employer identification number, on Substitute Form W 9.  Failure to provide the information on this form may subject the depositing Debentureholder or other payee to a US$50 or greater penalty imposed by the United States Internal Revenue Service (“IRS”).  In addition, payments to such Debentureholders or other payees with respect to deposited Debentures may be subject to backup withholding at a rate of 28%.

Certain U.S. Debentureholders (including, among others, corporations and financial institutions) are generally not subject to information reporting and backup withholding requirements.  Such Debentureholders should nevertheless complete the attached Substitute Form W-9 and check the box entitled “Exempt” in Part II of the Substitute Form W-9 to avoid possible erroneous backup withholding.  Please consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W 9” for additional guidance on which Debentureholders are exempt from backup withholding.

If the depositing Debentureholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, the Debentureholder must write “Applied For” in Part I of the Substitute Form W-9 and must also complete the box captioned “Certificate of Awaiting Taxpayer Identification Number”.  Notwithstanding that “Applied For” in Part I is written and the box captioned “Certificate of Awaiting Taxpayer Identification Number” is completed, the Debentureholder will be subject to backup withholding on all payments made prior to the time a properly certified TIN is provided to the Depositary.

Backup withholding is not an additional United States federal income tax.  Rather, the United States federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld.  If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

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To ensure compliance with Treasury Department Circular 230, U.S. Debentureholders are hereby notified that: (A) any U.S. federal tax advice contained herein is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code, as amended; (B) the advice is written in connection with the promotion or marketing of the transaction or the matters addressed herein; and (C) U.S. Debentureholders should seek advice from an independent tax advisor based on such holders’ particular circumstances.

11. Governing Law. The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

12. Privacy Notice. The Depositary is committed to protecting your personal information. In the course of providing services to you and its corporate clients, it receives non-public personal information about you from transactions it performs for you, forms you send, other communications it has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and its clients' needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at computershare.com, or by writing to the Depositary at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

IMPORTANT: This Letter of Transmittal or a manually signed photocopy of it (together with certificates for Debentures and all other required documents) or the Notice of Guaranteed Delivery, where applicable, must be received by the Depositary on or before the Expiration Date.

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PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE
YOUR TAX IDENTIFICATION NUMBER AND A CERTIFICATION
AS TO YOUR EXEMPTION FROM BACKUP WITHHOLDING
TO BE COMPLETED BY U.S. DEBENTUREHOLDERS THAT ARE U.S. PERSONS

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN) and Certification	Part I — Taxpayer Identification Number — For all accounts enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below.	Social Security Number OR Employer Identification Number (If awaiting TIN, write “Applied For”) _________________________________
Part II — For Payees exempt from backup withholding, check the Exempt box below, and complete the Substitute Form W-9. Exempt ☐
Name: _____________________________________________________________________ Business Name: ________________________________________________________________
Please check appropriate box

☐  Individual/Sole Proprietor                                                           ☐  Corporation☐  Partnership☐  Other:

Address: ______________________________________________________________________________________________________

City: ___________________________                State: _____________________________                Zip Code:  _____________________

PART III — Certification — Under penalties of perjury, I certify that:
(1)The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and
(2)I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3)I am a U.S. citizen or other U.S. person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting of interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

Signature:  __________________________________________________                Date:   __________________________________

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE “APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Parts I and III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding.

Signature:  __________________________________________________                Date:   __________________________________

Note:  Failure to complete and return this Substitute Form W-9 may subject you to backup withholding on any payments made to you.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer.--Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this type of account:	Give the social security number of—
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4. (a)The usual revocable savings trust account (grantor is also trustee)	The grantor trustee[1]
(b) So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship	The owner[3]
For this type of account:	Give the employer identification number of—
6. Sole proprietorship	The owner[3]
7. A valid trust, estate, or pension trust	The legal entity[4]
8. Corporate	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
1. List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
2. Circle the minor’s name and furnish the minor’s social security number.
3. You must show your individual name, but you may also enter your business (or “doing business as” name). You may use either your social security number or your employer identification number (if you have one) but the IRS encourages you to use your social security number.
4. List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number
If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding
Payees specifically exempt from backup withholding include:
•
An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

•	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or instrumentality of any one or more of the foregoing.
•	An international organization or any agency or instrumentality thereof.
•	A foreign government and any political subdivision, agency or instrumentality thereof.
Payees that may be exempt from backup withholding include:
•	A corporation.
•	A financial institution.
•	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
•	A real estate investment trust.
•	A common trust fund operated by a bank under Section 584(a).
•	An entity registered at all times during the tax year under the Investment Company Act of 1940.
•	A middleman known in the investment community as a nominee who is listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.
•	A futures commission merchant registered with the Commodity Futures Trading Commission.
•	A foreign central bank of issue.
•	A trust exempt from tax under Section 664 or described in Section 4947.
Payments of dividends and patronage dividends generally exempt from backup withholding include:
•	Payments to nonresident aliens subject to withholding under Section 1441.
•	Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.
•	Payments of patronage dividends not paid in money.
•	Payments made by certain foreign organizations.
•	Section 404(k) payments made by an ESOP.
Payments of interest generally exempt from backup withholding include:
•
Payments of interest on obligations issued by individuals. However, if you pay $600 or more of interest in the course of your trade or business to a payee, you must report the payment. Backup withholding applies to the reportable payment if you have not provided your correct taxpayer identification number to the payer.

•	Payments of tax-exempt interest (including exempt-interest dividends under Section 852).
•	Payments described in Section 6049(b)(5) to nonresident aliens.
•	Payments on tax-free covenant bonds under Section 1451.
•	Payments made by certain foreign organizations.
•	Mortgage or student loan interest paid to you.
Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.
Exempt payees described above must file Form W-9 or a substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE BOX IN PART II OF THE FORM, SIGN AND DATE THE FORM, AND RETURN IT TO THE PAYER.
Privacy Act Notice—Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally backup withhold on taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to the payer. Certain penalties may also apply.
Penalties
(1)  Failure to Furnish Taxpayer Identification Number.—If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2)  Civil Penalty for False Information With Respect to Withholding. —If you make a false statement with no reasonable basis that results in no backup withholding; you are subject to a $500 penalty.
(3)  Criminal Penalty for Falsifying Information. —Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE

DOCUMENT #3

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for

Deposit of 6% convertible unsecured subordinated debentures

of

ZARLINK SEMICONDUCTOR INC.

As set forth in the Offer to Purchase (as defined below), this Notice of Guaranteed Delivery or one substantially equivalent hereto must be used to deposit 6% convertible unsecured subordinated debentures (the “Debentures”) of Zarlink Semiconductor Inc. (“Zarlink” or the “Company”) pursuant to the Offer (as defined below) if certificates for these Debentures are not immediately available or time will not permit all documents required by the Letter of Transmittal to reach the Depositary by the Expiration Date of the Offer as defined in Section 1 of the Offer to Purchase (as defined below). This Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by facsimile to the principal Toronto, Ontario office of the Depositary.

TO: ZARLINK SEMICONDUCTOR INC. AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary
By Mail:	By Hand, Registered Mail or Courier:
PO Box 7021	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

By Facsimile:
(905) 771-4082
Attention: Corporate Actions

Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery to a facsimile number, other than as set forth above, does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in Box J in the Letter of Transmittal.

The undersigned hereby deposits to Zarlink, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated June 8, 2009 and the accompanying Issuer Bid Circular (the “Circular”) included therein and the related Letter of Transmittal (all of which, together, constitute the “Offer”), receipt of which is hereby acknowledged, the number of Debentures indicated below pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

1

Zarlink Semiconductor Inc. – Notice of Guaranteed Delivery

Certificate Number(s) - If available	Principal Amount of Debentures	Name, Address and Daytime Telephone No. (including area code) of Debentureholder (please print)

Signature(s): ______________________________________________		Dated: _________________________________

TOTAL PRINCIPAL AMOUNT OF DEBENTURES:  _________________________

DO NOT SEND DEBENTURE CERTIFICATES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR DEBENTURES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The Institution which completes this Notice of Guaranteed Delivery must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Debentures to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such Institution.

2

Zarlink Semiconductor Inc. – Notice of Guaranteed Delivery

BOX A TYPE OF TENDER
Check only one box. If more than one box is checked, or if no box is checked, the entire principal amount of all Debentures identified above will be deemed to have been tendered by way of a Purchase Price Tender.

Debentures are being deposited hereby pursuant to (check one):

o An Auction Tender (Please complete Box B)	o Purchase Price Tender (Please complete Box C)

BOX B
AUCTION TENDER
This box MUST be completed if Debentures are being deposited pursuant to an Auction Tender.
PRICE (IN CANADIAN DOLLARS) PER $1,000
PRINCIPAL AMOUNT OF DEBENTURES AT WHICH DEBENTURES ARE BEING DEPOSITED:
$_______________ (insert amount)

BOX C
PURCHASE PRICE TENDER
This box MUST be completed if Debentures are being deposited pursuant to a Purchase Price Tender.
The undersigned either (check one):

    ☐ is depositing __________principal amount
    of Debentures registered in the name of and
    owned by the undersigned, or

   ☐   is a broker dealer, bank, trust company or other
    nominee that is depositing, for the beneficial
    owners therof, ___________ principal amount
    of Debentures with respect to which is the
    owner of record.

IF PORTIONS OF THE PRINCIPAL AMOUNT OF THE DEBENTURES ARE BEING DEPOSITED AT DIFFERENT PRICES, USE A SEPARATE NOTICE OF GUARANTEED DELIVERY FOR EACH PRICE SPECIFIED (See INSTRUCTION 5 IN THE LETTER OF TRANSMITTAL).

THE GUARANTEE ON PAGE 4 OF THIS NOTICE OF GUARANTEED DELIVERY MUST BE COMPLETED BY AN ELIGIBLE INSTITUTION.

3

GUARANTEE

(Not to be used for signature guarantees)

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”), guarantees to deliver to the Toronto office of the Depositary the certificate(s) representing the Debentures deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) and any other required documents, before 5:00 p.m. (Toronto Time), on the third business day after the date the Depositary receives this Notice of Guaranteed Delivery.

Name of Firm: ___________________________________	Authorized Signature(s): _______________________
Address of Firm: _________________________________	Name: _____________________________________ (Please type or print)
______________________________________________	Title: ______________________________________
________________________________________ (Postal Code or Zip Code)
Area Code and Telephone No.: ______________________	Dated: _____________________________________

4

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Not Applicable

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.                      Undertaking

(a) The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The Issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the Issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2.                      Consent to Service of Process

(a) Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the Issuer’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Issuer.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 8, 2009                                                                      Zarlink Semiconductor Inc.

By: (signed) Kirk Mandy

        Kirk K. Mandy
        President and Chief Executive Officer